Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

between

ONWARD ACQUIRECO, INC.,

ONWARD MERGER SUB 2, LLC,

ONWARD MERGER SUB, INC.,

ONESTREAM, INC.

and

ONESTREAM SOFTWARE LLC

Dated January 6, 2026

-i-

3.11	No Undisclosed Liabilities	45
3.12	Absence of Certain Changes	45
3.13	Material Contracts	46
3.14	Government Contracts	46
3.15	Real Property	48
3.16	Environmental Matters	49
3.17	Intellectual Property	49
3.18	Privacy and Security	52
3.19	Tax Matters	53
3.20	Employee Plans	55
3.21	Labor Matters	57
3.22	Permits	58
3.23	Compliance with Laws	58
3.24	Legal Proceedings; Orders	60
3.25	Insurance	60
3.26	Related Person Transactions	60
3.27	Brokers	60
3.28	Exclusivity of Representations and Warranties	61

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

4.1	Organization; Good Standing	62
4.2	Power; Enforceability	62
4.3	Non-Contravention	62
4.4	Requisite Governmental Approvals	63
4.5	Compliance with Laws	63
4.6	Legal Proceedings; Orders	63
4.7	Ownership of Company Capital Stock	63
4.8	Brokers	64
4.9	No Parent Vote or Approval Required	64
4.10	Financing	64
4.11	Absence of Stockholder and Management Arrangements	66
4.12	Sanctions	66
4.13	ENC-Eligible Buyer	67
4.14	Exclusivity of Representations and Warranties	67

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1	Affirmative Covenants	68
5.2	Forbearance Covenants	68
5.3	Process Related to Affirmative Covenants and Forbearance Covenants	72
5.4	Acquisition Proposals	72
5.5	No Control of the Other Party’s Business	77

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ARTICLE VI

ADDITIONAL COVENANTS

6.1	Efforts to Cause the Closing	77
6.2	Additional Agreements	78
6.3	Regulatory Approvals	78
6.4	Stockholder Written Consent; Preparation of Information Statement	81
6.5	Equity Financing	83
6.6	Debt Financing Cooperation	84
6.7	Anti-Takeover Laws	89
6.8	Information Access During the Pre-Closing Period	89
6.9	Section 16(b) Exemption	90
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	90
6.11	Employee Matters	93
6.12	Covenants of Merger Sub I and Merger Sub II	94
6.13	Notification of Certain Matters	95
6.14	Public Statements and Disclosure	95
6.15	Transaction Litigation	96
6.16	Stock Exchange Delisting; Deregistration	97
6.17	Parent Vote at Merger Sub I and Merger Sub II	97
6.18	Conduct of Business by the Buyer Parties	97
6.19	Prohibition on Certain Discussions	97
6.20	Pay-Off Letters	98
6.21	Tax Certificates	98
6.22	FedRAMP Matters	98
6.23	No Push-Out Election	99

ARTICLE VII

CONDITIONS TO THE MERGERS

7.1	Conditions to Each Party’s Obligations to Effect the Mergers	99
7.2	Conditions to the Obligations of the Buyer Parties to Effect the Mergers	99
7.3	Conditions to the Company’s Obligations to Effect the Mergers	101
7.4	Frustration of Closing Conditions	101

ARTICLE VIII

TERMINATION

8.1	Termination	101
8.2	Manner and Notice of Termination; Effect of Termination	104
8.3	Fees and Expenses	104

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ARTICLE IX

GENERAL PROVISIONS

9.1	Survival of Representations, Warranties and Covenants	106
9.2	Notices	107
9.3	Amendment	108
9.4	Extension; Waiver	108
9.5	Assignment	108
9.6	Confidentiality	109
9.7	Entire Agreement	109
9.8	Third-Party Beneficiaries	109
9.9	Severability	110
9.10	Remedies	110
9.11	Governing Law	112
9.12	Consent to Jurisdiction	112
9.13	WAIVER OF JURY TRIAL	113
9.14	Counterparts	113
9.15	No Limitation of Representations, Warranties, Covenants or Conditions	113
9.16	Non-Recourse	114

SCHEDULES

Schedule 8.3(b)	Parent Account Information

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Limited Liability Company Agreement of the Surviving LLC
Exhibit C	Company Stockholder Consent
Exhibit D	Requisite Stockholder Approval Company Stockholders

-iv-

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated January 6, 2026, and is between Onward AcquireCo, Inc., a Delaware corporation (“Parent”), Onward Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub I”), Onward Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II” and together with Parent and Merger Sub I, the “Buyer Parties”), OneStream, Inc., a Delaware corporation (the “Company”), and OneStream Software LLC, a Delaware limited liability company and subsidiary of the Company (the “Company LLC” and together with the Company, the “Company Parties”). Each of Parent, Merger Sub I, Merger Sub II, the Company and the Company LLC are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A. Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. The Company Board has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub II with and into the Company (collectively with all such transactions, the “Company Merger”), are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Company Merger; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Company Merger, upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted for adoption by the Company’s stockholders; and (v) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Company Merger in accordance with the DGCL.

C. The Company, in its capacity as the sole manager of the Company LLC, has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub I with and into the Company LLC (collectively with all such transactions, the “Company LLC Merger” and together with the Company Merger, the “Mergers”), are advisable, fair to and in the best interests of the Company LLC and its members; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Company LLC Merger; and (iii) approved the execution and delivery of this Agreement by the Company LLC, the performance by the Company LLC of its covenants and other obligations in this Agreement, and the consummation of the Company LLC Merger, upon the terms and subject to the conditions set forth in this Agreement.

D. Each of the board of directors of Parent, the board of managers of Merger Sub I, and the board of directors of Merger Sub II has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations under this Agreement, and the consummation of the Mergers, upon the terms and subject to the conditions set forth in this Agreement; (iii) in the case of the board of directors of Merger Sub II, directed that the adoption of this Agreement be submitted for adoption by Parent in its capacity as Merger Sub II’s sole stockholder; (iv) in the case of the board of directors of Merger Sub II, recommended that Parent adopt this Agreement and approve the Company Merger in accordance with the DGCL.

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company Parties’ willingness to enter into this Agreement, Parent has delivered to the Company Parties the commitment of the Sponsors, dated as of the Agreement Date, enforceable by the Company Parties with respect to certain obligations of the Buyer Parties under this Agreement as specified in the Equity Commitment Letter.

F. Concurrently with the execution of this Agreement, and as a condition and inducement to the Parties’ willingness to enter into this Agreement, (i) certain Company Stockholders have entered into a support agreement with Parent and the Company (the “Support Agreement”) pursuant to which, among other things, such Company Stockholders have agreed, on the terms and subject to the conditions set forth in the Support Agreement, to adopt this Agreement and approve the Company Merger.

G. Concurrently with the execution of this Agreement, and as a condition and inducement to the Parties’ willingness to enter into this Agreement, the Company TRA Amendment is being entered into among the parties thereto providing for, among other things, the termination of the Company TRA in connection with the Company Merger and the other transactions contemplated by this Agreement.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means (i) a customary confidentiality agreement with the Company in effect as of the execution of this Agreement or (ii) a confidentiality agreement executed after the execution of this Agreement containing terms not materially less restrictive in the aggregate to the counterparty than those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its covenants under this Agreement), it being understood that any such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of, or amendment to, any Acquisition Proposal. If the provisions of such confidentiality agreement executed after the execution of this Agreement would be materially less restrictive in the aggregate to the counterparty than the terms of the Confidentiality Agreement (other than because of the absence of a “standstill” or similar provisions or other prohibition on the making of any Acquisition Proposal), then such confidentiality agreement will be deemed to be an Acceptable Confidentiality Agreement if the Company offers to amend the Confidentiality Agreement so as to make the provisions of the Confidentiality Agreement as restrictive in the aggregate as the provisions of such confidentiality agreement.

(b) “Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by any of the Buyer Parties or any of their respective Representatives or financing sources, or any Group that includes any of the Buyer Parties or any of their respective Representatives or financing sources) to the Company or the Company Board (or any committee thereof) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Mergers or any redemption, exchange or conversion of Company LLC Units or shares of Company Common Stock in accordance with the terms of the Company LLC Agreement or the Company Charter, as applicable) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (other than any of the Buyer Parties or any of their respective Representatives or financing sources, or any Group that includes any of the Buyer Parties or any of their respective Representatives or financing sources), whether from the Company Parties or any other Person, of securities representing more than 20 percent of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20 percent of the total outstanding voting power of the Company after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group (other than any of the Buyer Parties or any of their respective Representatives or financing sources, or any Group that includes any of the Buyer Parties or any of their respective Representatives or financing sources) of assets constituting 20 percent or more of the consolidated revenues (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Company and its Subsidiaries, in each case except for sales or non-exclusive licenses or sublicenses of Company products and services in the ordinary course of business; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company Parties pursuant to which any Person or Group (other than any of the Buyer Parties or any of their respective Representatives or financing sources, or any Group that includes any of the Buyer Parties or any of their respective Representatives or financing sources) would hold securities representing more than 20 percent of the total outstanding voting power of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise, but excluding, with respect to the Buyer Parties, Hg Capital Trust plc and its Subsidiaries.

(e) “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law).

(f) “Antitrust Law” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Mergers.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2024, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2024.

(h) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York City or on which chartered banks located in London, United Kingdom are closed.

(i) “Capitalization Date” means 5:00 p.m., on January 2, 2026.

(j) “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware finds it does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any Delaware state court).

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Company Benefit Plan” means any plan, program, policy, contract, agreement or other arrangement, whether written or unwritten, providing for compensation, bonus, stock option, stock purchase or other equity-based award, performance award, incentive compensation, profit sharing, retirement, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation, deferred compensation, severance, termination pay, post-employment or retirement benefits, retention, change of control compensation, loan, and other similar fringe, welfare or other employee benefit or remuneration, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any actual or contingent liability.

(m) “Company Board” means the Board of Directors of the Company.

(n) “Company Bylaws” means the Amended and Restated Bylaws of the Company in effect as of the date of this Agreement.

(o) “Company Capital Stock” means the Company Class A Common Stock, Company Class B Common Stock, Company Class C Common Stock, Company Class D Common Stock and the Company Preferred Stock.

(p) “Company Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement.

(q) “Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

(r) “Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

(s) “Company Class C Common Stock” means the Class C Common Stock, par value $0.0001 per share, of the Company.

(t) “Company Class D Common Stock” means the Class D Common Stock, par value $0.0001 per share, of the Company.

(u) “Company Common Stock” means the Company Class A Common Stock, Company Class B Common Stock, Company Class C Common Stock and Company Class D Common Stock.

(v) “Company Equity-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or any benefit measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to a Company Equity Plan or Company Benefit Plans (including Company RSUs and Company Options), other than purchase rights under the ESPP. For the avoidance of doubt and notwithstanding the terms of any restricted stock unit award agreement, all restricted stock units covering shares of Company Common Stock, whether vested or unvested, will be treated as Company Equity-Based Awards for all purposes of this Section 1.1(v) and will be subject to the treatment provided pursuant to Section 2.10(a) to the extent outstanding as of immediately prior to the Company Merger Effective Time.

(w) “Company Equity Plan” means the Company LLC 2019 Common Unit Option Plan (the “2019 Plan”) or the Company 2024 Equity Incentive Plan (the “2024 Plan”).

(x) “Company Financial Advisors” means Centerview Partners LLC and J.P. Morgan Securities LLC.

(y) “Company Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

(z) “Company LLC Agreement” means the Sixth Amended and Restated Operating Agreement of the Company LLC, as amended to date.

(aa) “Company LLC Unit” means a Common Unit of the Company LLC (as defined in the Company LLC Agreement).

(bb) “Company LLC Unitholders” means the holders of Company LLC Units.

(cc) “Company Material Adverse Effect” means any change, event, condition, development, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, properties, financial condition, assets, operations or results of operations of the Company and its Subsidiaries, taken as a whole. None of the following Effects, and no Effects to the extent arising out of, relating to or resulting from the following (in each case, by themselves or when aggregated), will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) any changes in general conditions, whether economic or otherwise, anywhere in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ii) any changes in the conditions of financial markets, credit markets, equity markets, debt markets, currency markets or capital markets anywhere in the world, including (a) changes in interest rates or credit ratings; (b) changes in exchange rates; or (c) any suspension of trading in any securities generally on any securities exchange or over-the-counter market (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iii) any changes in the general conditions in any industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company and its Subsidiaries conduct business;

(iv) any changes in general regulatory, legislative or political conditions anywhere in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(v) any changes in geopolitical conditions, the outbreak of hostilities, armed conflicts, protests, strikes, work stoppage, civil unrest, civil disobedience, acts of war, sabotage, terrorism or military actions (including, in each case, any escalation or worsening of any of the foregoing) anywhere in the world, including any outbreak or escalation of hostilities involving any Governmental Authority or the declaration by any Governmental Authority of a national emergency or war, including, in each case, the response of any Governmental Authority (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vi) any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), or other natural or man-made disasters, weather conditions, power outages or other force majeure events anywhere in the world, including, in each case, the response of any Governmental Authority (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii) any pandemics, epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated or recommended by any Governmental Authority), including, in each case, (a) the response of any Governmental Authority; and (b) any actions taken or not taken as a consequence of such response or to otherwise respond to the impact, presence, outbreak or spread of any of the foregoing (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(viii) supply chain disruptions anywhere in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ix) any “government shutdown” anywhere in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(x) tariffs, sanctions, trade policies or similar Law, directive, Order or policy, or any trade disputes, “trade wars” or similar actions anywhere in the world, or any threats of any of the foregoing;

(xi) any data breach, cyber-intrusion, cyberattack, cybercrime or cyberterrorism (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(xii) the negotiation, execution, delivery, announcement or performance of this Agreement or the pendency or consummation of the Mergers, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, Governmental Authorities or any other third Person, other than, in each case, any representation or warranty in Section 3.5, to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers and the related conditions to Closing;

(xiii) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the express terms of this Agreement;

(xiv) any action taken or refrained from being taken, in each case to which the Buyer Parties have expressly approved, consented to or requested in writing (including by email) following the date of this Agreement, and any failure to take any action resulting from Parent’s failure to grant any approval or consent requested by the Company to take any action restricted or prohibited by this Agreement;

(xv) any changes or proposed changes in GAAP or any other accounting standards or requirements, or any Law, or the enforcement or interpretation of any of the foregoing, including, in each case, the adoption, implementation, repeal, modification, reinterpretation or proposal thereof;

(xvi) any changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur, to the extent not otherwise excluded under this definition);

(xvii) any failure, in and of itself, by the Company or its Subsidiaries to meet (a) any public estimates or expectations of the Company’s and its Subsidiaries’ revenue, earnings or other financial performance or results of operations for any period; or (b) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of any such failure in clause (a) or (b) may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur to the extent not otherwise excluded under this definition);

(xviii) the availability or cost of equity, debt or other financing to the Buyer Parties or any of their respective Affiliates;

(xix) any Transaction Litigation or any Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL; or

(xx) the identity of, or any facts or circumstances relating to, the Buyer Parties or the Sponsors or any of their respective Affiliates or equity or debt financing sources of, or investors in, any of the foregoing, or the respective plans or intentions of any of the foregoing with respect to the Company and its Subsidiaries or their respective businesses.

(dd) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(ee) “Company Registered Intellectual Property” means all of the Company Intellectual Property that is Registered Intellectual Property.

(ff) “Company Related Parties” means, collectively, (i) the Company and its Subsidiaries; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(gg) “Company Software” means computer software, the Intellectual Property Rights in which are Company Intellectual Property.

(hh) “Company Stockholders” means the holders of shares of Company Capital Stock.

(ii) “Company TRA” means that certain Tax Receivable Agreement, dated July 23, 2024, by and among the Company, the Company LLC and the members of the Company LLC, as amended, restated, supplemented or otherwise modified from time to time.

(jj) “Company TRA Amendment” means the Amendment to the Company TRA, dated as of the date hereof, by and among the Company, the Company LLC and the parties to the Company TRA identified therein.

(kk) “Confidentiality Agreement” means, collectively, the confidentiality letter agreement, dated July 28, 2025, between the Company and Hg (US) Inc. as advisor to Hg Pooled Management Limited and the clean team confidentiality agreement, executed October 9, 2025, between the Company and Hg (US) Inc., as advisor to Hg Pooled Management Limited.

(ll) “Consent” means any consent, approval, clearance, waiver, Permit or order.

(mm) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Company Merger Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Entities) immediately following the Company Merger Effective Time.

(nn) “Contract” means any written contract, lease, license, indenture, note, bond, agreement or other binding instrument.

(oo) “Converted Cash Award” means a contingent right to receive an amount in cash from Parent or the Surviving Entities (without interest) pursuant to Sections 2.10(a)(ii) or 2.10(b)(ii).

(pp) “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of October 27, 2023, by and among the Company, the lending institutions from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(qq) “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(rr) “Debt Financing” means any third-party debt financing obtained by any Buyer Party for the purpose of funding all or any portion of the amounts payable by any Buyer Party pursuant to this Agreement.

(ss) “Debt Financing Sources” means the Persons, if any, that have committed to provide or arrange the Debt Financing (including the applicable parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto), together with their Affiliates, and their and their Affiliates’ officers, directors, employees, agents and representatives involved in the Debt Financing and their permitted successors and permitted assigns. It is understood and agreed that the Parent Related Parties will not be Debt Financing Sources for any purposes of this Agreement.

(tt) “DGCL” means the General Corporation Law of the State of Delaware.

(uu) “DLLCA” means the Delaware Limited Liability Company Act.

(vv) “DOJ” means the United States Department of Justice.

(ww) “DPA” means the Defense Production Act of 1950.

(xx) “DTC” means the Depository Trust Company.

(yy) “Environmental Law” means all applicable federal, national, state, provincial or local Laws relating to pollution, worker health and safety with respect to exposure to Hazardous Substance, and protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(zz) “ERISA” means the Employee Retirement Income Security Act of 1974.

(aaa) “ERISA Affiliate” means any Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(bbb) “ESPP” means the Company’s Amended and Restated 2024 Employee Stock Purchase Plan.

(ccc) “Exchange Act” means the Securities Exchange Act of 1934.

(ddd) “Excluded Buyer Affiliate” means any portfolio company or any investment fund affiliated with or managed by Hg Pooled Management Limited or any affiliate thereof.

(eee) “Excluded Information” means any (i) financial statements of the Company or its Subsidiaries other than the historical financial statements of the Company and its Subsidiaries filed with the SEC; (ii) description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure, any “description of notes”, or any risk factors relating to all or any component of the Debt Financing; (iii) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments) or other forward-looking information, it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments; (iv) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A; (v) other information that is not available to the Company without undue burden or expense; (vi) any “Management’s Discussion and Analysis of Financial Condition and Results of Operations” required by Item 303 of Regulation S-K; (vii) information relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company Parties by Parent; and (viii) auditor consents and auditor comfort letters.

(fff) “FCPA” means the United States Foreign Corrupt Practices Act of 1977.

(ggg) “FTC” means the United States Federal Trade Commission.

(hhh) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(iii) “Government Bid” means any bid, offer, quotation, or proposal made by the Company or any of its Subsidiaries which, if accepted, would result in a Government Contract.

(jjj) “Government Shutdown” means any shutdown commencing or continuing on or after the date of this Agreement resulting from the lack of Congressional budget appropriations of certain United States federal government services provided by the FTC or DOJ to review the Merger.

(kkk) “Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, teaming agreement, joint venture, grant, cooperative agreement, other transactional authority agreement, or change order) between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority or any prime contractor or sub-contractor (at any tier) of any Governmental Authority, on the other hand. A task, delivery, change, or workorder issued under a Government Contract between a Governmental Authority, on one hand, and the Company or any of its Subsidiaries, on the other hand, shall not constitute a separate Government Contract but shall be part of the Contract to which it relates, for purposes of this definition.

(lll) “Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(mmm) “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(nnn) “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “toxic,” or “radioactive,” including petroleum and petroleum products.

(ooo) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ppp) “Intellectual Property Rights” means all intellectual property rights of any type or nature, including all such rights in any and all of the following anywhere in the world with respect to the following: (i) patents and applications therefor (“Patents”); (ii) copyrights, copyright registrations and applications therefor and all other corresponding rights in work of authorship (“Copyrights”); (iii) (A) trademarks, trade names, logos, designs, service marks and trade dress, (B) registrations and applications therefor and corresponding rights in indicia of origin and (C) the goodwill connected with the use of and symbolized by the foregoing ((A), (B) and (C), “Marks”); (iv) trade secrets rights and corresponding or similar rights in confidential business and technical information, processes and know-how (“Trade Secrets”); (v) internet domain name registrations and social media handles; (vi) rights in computer software; and (vii) any similar or equivalent rights to any of the foregoing (as applicable); provided, however, that “Intellectual Property Rights” shall not include any right to the extent covered under any Privacy and Data Security Requirement.

(qqq) “Intervening Event” means any Effect, or any material consequence of such Effect, that (i) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement; and (ii) does not relate to (x) an Acquisition Proposal or (y) any changes in the market price or trading volume of the Company Common Stock or any other securities of the Company or any change in credit rating of the Company or the fact, in and of itself, that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of such changes in clause (y) may be considered and taken into account and may constitute an Intervening Event).

(rrr) “Investment Screening Law” means all Laws that are designed or intended to prohibit, restrict or regulate investments on public order or national security grounds, including any U.S. or foreign Laws designed to regulate foreign investment.

(sss) “IRS” means the United States Internal Revenue Service.

(ttt) “Knowledge” of a Person, with respect to any matter in question, means, with respect to the Company, the actual knowledge as of the date of this Agreement of the individuals set forth on Section 1.1(ttt) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(uuu) “Law” means any statute, law (including common law), ordinance, rule, regulation or stock exchange listing requirement.

(vvv) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority or arbitrator with binding authority.

(www) “Liens” shall mean any lien, pledge, deposit, hypothecation, charge, mortgage, security interest, financing statement, lease, sublease, license, preemptive or preferential right or option, restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or title, or any defect, imperfection or irregularity in title, easement, covenant and right of way or similar encumbrance.

(xxx) “Lookback Date” means December 31, 2022.

(yyy) “Material Contract” means any of the following Contracts (other than a Company Benefit Plan) in effect as of the date of this Agreement:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole;

(ii) the IP Contracts;

(iii) any Contract (A) containing any covenant materially limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any material line of business or any geographical area, including pursuant to a “most favored nation” or exclusivity provision; (B) providing for any other “exclusivity” requirement in favor of any third party; or (C) providing preferential rights or rights of first or last offer or refusal to any third party, except in the case of clauses (A)–(C), for (x) any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less and whereby such obligations described in clauses (A)-(C) do not survive in any material respect, or (y) any Contracts, restrictions, requirements and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract (A) other than with respect to any real property, relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a value greater than $10,000,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries will, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $10,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(vi) any Contract providing for a joint venture or legal partnership with a third party with respect to which the Company or any of its Subsidiaries recognized revenues in excess of $5,000,000, or paid amounts to a third party in excess of $5,000,000, during the Company’s fiscal year ended December 31, 2024;

(vii) any Labor Agreement;

(viii) (A) any Lease with annual base rent in excess of $250,000 or (B) any Contract relating to the disposition or acquisition of real property by the Company or any of its Subsidiaries;

(ix) any Contract that is with (A) each of the 15 largest customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”) by annual recurring revenue as of December 31, 2024; and (B) each of the 15 largest commercial vendors of the Company and its Subsidiaries, taken as a whole (the “Material Vendors”), by total spend for the 12-month period ended December 31, 2024;

(x) any Contract that is an agreement in settlement of a dispute or Legal Proceeding (including with any Governmental Authority) that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement or such Contract that requires the Company or any of its Subsidiaries to pay consideration of more than $2,500,000 after the date of this Agreement;

(xi) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries; and

(xii) any Contract that provides for (A) indemnification of any officer, director or employee by the Company, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent; or (B) accelerated vesting in connection with a change of control, including the transactions contemplated hereunder (including as a result of any termination of employment following a change of control, including the transactions contemplated hereunder).

(zzz) “Nasdaq” means The Nasdaq Global Select Market.

(vvv) “Open Source License” means any license identified as an “open source license” by the Open Source Initiative (www.opensource.org) or on similar license terms.

(www) “Open Source Materials” means any Software or other material that is distributed (i) as “free software” or “open source software” or (ii) pursuant to any Open Source License.

(aaaa) “Order” means any order, judgment, injunction, ruling, decree or writ of any Governmental Authority.

(bbbb) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has prevented, materially impaired or materially delayed, or would reasonably be expected to prevent, materially impair or materially delay, the consummation of the Mergers or the ability of the Buyer Parties to perform their respective covenants pursuant to this Agreement, in each case prior to the Termination Date.

(cccc) “Parent Related Parties” means, collectively, (i) the Buyer Parties and the Sponsors; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, financing sources, Affiliates (other than the Buyer Parties), members, managers, general or limited partners, stockholders and assignees of each Buyer Party and the Sponsors.

(dddd) “Permit” means any permits, authorizations, licenses, variances, clearances, consents, commissions, franchises, exemptions and approvals from Governmental Authorities.

(eeee) “Permitted Lien” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings diligently conducted and, in each case, for which adequate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens that are not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which reserves have been established to the extent required by GAAP; (iii) third Person leases or subleases (other than capital leases and leases underlying sale and leaseback transactions) entered into in the ordinary course of business for amounts which are immaterial and under which there exists no monetary default and no material non-monetary default; (iv) pledges or deposits arising under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) minor defects, imperfections or irregularities in title, easements, covenants and rights of way (in each case, of record) and other similar Liens, in each case that do not, and are not reasonably likely to, individually or in the aggregate, adversely affect in any material respect the current use or occupancy of the applicable Leased Real Property; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in any form, report or document filed with or furnished to the SEC; (ix) non-exclusive licenses to Company Intellectual Property; (x) Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business with respect to charges not yet due and payable; (xi) statutory, common law or contractual Liens of landlords under any Leases which are entered into in the ordinary course of business or made available to Parent and under which there exists no monetary default and no material non-monetary default; (xii) liens or encumbrances imposed on the underlying fee interest in the Leased Real Property; and (xiii) liens imposed by applicable Law (other than Laws in respect of Taxes).

(ffff) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(gggg) “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (i) termination of this Agreement pursuant to Article VIII and (ii) Closing.

(hhhh) “Registered Intellectual Property” means all (i) Patents; (ii) registered and applied-for Marks; (iii) registered and applied-for Copyrights; and (iv) internet domain name registrations.

(iiii) “Registration Rights Agreement” means that certain Registration Rights Agreement, dated July 23, 2024, between the Company and certain holders of Company LLC Units.

(jjjj) “Related Party” means a Company Related Party or a Parent Related Party, as applicable.

(kkkk) “Representatives” means, with respect to any Person, the Affiliates of such Person and its and their respective directors, officers, employees, agents, representatives and advisors of such Person.

(llll) “Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under applicable Trade Controls Laws (including Cuba, Iran, North Korea, Syria and prohibited regions of Ukraine including Crimea, Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR)).

(mmmm) “Sanctioned Person” means any Person that is the subject or target of applicable sanctions or restrictions under Trade Controls including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State, United Nations Security Council, European Union, Member State of the European Union or United Kingdom sanctions- or export-related restricted party list; (ii) the government of a Sanctioned Country or the Government of Venezuela; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled, as defined under applicable sanctions, by a Person or Persons described in clause (i); or (iv) any person organized, resident, or located in a Sanctioned Country.

(nnnn) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(oooo) “SEC” means the United States Securities and Exchange Commission.

(pppp) “Securities Act” means the Securities Act of 1933.

(qqqq) “Service Provider” means any current or former employee, officer, consultant, independent contractor, or member of the board of directors of the Company or any of its Subsidiaries.

(rrrr) “Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated July 23, 2024, by and between the Company and KKR Dream Holdings LLC.

(ssss) “Subsidiary” of any Person means (i) a corporation more than 50 percent of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or has the power to designate or appoint the Person(s) with the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract). Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, (A) the Company LLC will be deemed to be a Subsidiary of the Company, and (B) following the Closing, the Surviving Entities and their Subsidiaries will be deemed to be a Subsidiary of Parent.

(tttt) “Superior Proposal” means any written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the holders of Company Common Stock and Company LLC Units than the Mergers (taking into account (i) any revisions to this Agreement agreed to by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors shall include the (A) identity of the Person making the proposal; (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(uuuu) “Systems” means all equipment, computers, software, hardware, databases, servers, hosting facilities, networks, routers, hubs, circuits, telecommunications connectivities and other information technology infrastructure and assets, including any of the foregoing which are outsourced or cloud-based, to the extent that any of the foregoing are, or since the Lookback Date have been, used in connection with the conduct of the business of the Company or any of its Subsidiaries.

(vvvv) “Tax” means all U.S. federal, state, local, and non-U.S. taxes (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, or ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax or other tax of any kind whatsoever), tariffs, imposts, levies, duties (including any customs duty), deficiency, or other like governmental assessments or charges in the nature of a tax, together with all interest, fines, penalties and additions imposed, assessed or collected with respect to such amounts, however denominated.

(wwww) “Tax Returns” means all returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority with respect to Taxes.

(xxxx) “Teaming Agreement” means a pre-award contract between a prime contractor and a subcontractor to jointly pursue a Government Contract.

(yyyy) “Termination Fee” means an amount in cash equal to $207,000,000.

(zzzz) “Transaction Documents” means, collectively, the Confidentiality Agreement, the Equity Commitment Letter, the Company TRA Amendment, and any other document contemplated by those agreements, or any document or instrument delivered in connection with this Agreement or those agreements.

(aaaaa) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates, directors, employees or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, Affiliates, directors or employees, in each case in connection with, arising from or otherwise relating to the Mergers or any other transaction contemplated by this Agreement or the Transaction Documents, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Information Statement or any Other Required Company Filing or any other communications to the Company Stockholders, in each case other than any Legal Proceedings solely among the Parties or their respective Affiliates or with the parties to the Equity Commitment Letter or the Debt Financing Sources, related to this Agreement, the Transaction Documents or the Merger.

(bbbbb) “Treasury Regulations” means final and temporary regulations issued under the Code.

(ccccc) “UPE” means the “ultimate parent entity” of any party as such term is defined in the HSR Act and its implementing regulations.

(ddddd) “WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, federal, state or local Law.

(eeeee) “Willful Breach” means, with respect to any covenant or agreement, a material breach that is a consequence of an intentional act deliberately undertaken or intentionally omitted to be taken by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the relevant covenant or agreement.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Active Government Contract	3.14(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(a)(iii)
Anti-Bribery Laws	3.23(c)
Buyer Parties	Preamble
Certificates	2.11(c)(i)
Class B/C Per Share Price	2.9(b)(iv)
Closing	2.4
Closing Date	2.4
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.4(c)(i)(1)
Company Certificate of Merger	2.3(b)

Term	Section Reference
Company Disclosure Letter	1.4
Company LLC	Preamble
Company LLC Certificate of Merger	2.3(a)
Company LLC Merger	Recitals
Company LLC Merger Effective Time	2.3(a)
Company Merger	Recitals
Company Merger Effective Time	2.3(b)
Company Option	2.10(b)(i)
Company Parties	Preamble
Company Plans	6.11(b)
Company Relevant Persons	3.23(b)
Company RSU	2.10(a)(i)
Company SEC Reports	3.9
Company Securities	3.7(b)
Comparable Plans	6.11(b)
Copyrights	1.1(ppp)
Covenant Exceptions	5.1(a)
Dissenting Company Shares	2.9(d)(i)
DTC Payment	2.11(d)
Effect	1.1(cc)
Electronic Delivery	9.14
Enforceability Limitations	3.2
Enforcement Expenses	8.3(d)
Equity Commitment Letter	4.10(a)
Equity Financing	4.10(a)
Exchange Fund	2.11(b)
Financing Reimbursement Obligations	6.6(f)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Persons	6.10(a)
Information Statement	6.4(b)
International Employee Plans	3.20(a)
IP Contracts	3.17(e)(v)
Labor Agreements	3.21(a)
Lease	3.15(b)
Leased Real Property	3.15(b)
LLC Agreement	2.6(d)
Marks	1.1(ppp)
Material Customers	1.1(yyy)(ix)
Material Vendors	1.1(yyy)(ix)
Maximum Annual Premium	6.10(c)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
New Plans	6.11(c)

Term	Section Reference
Non-Cooperation Notice	6.6(b)
Notice Period	5.4(e)(iv)
Old Plans	6.11(c)
Other Required Company Filing	6.4(b)
Other Required Parent Filing	6.4(d)
Owned Company LLC Unit	2.9(a)(iii)
Owned Company Shares	2.9(b)(ii)
Parent	Preamble
Party	Preamble
Patents	1.1(ppp)
Payment Agent	2.11(a)
Payoff Amount	6.20
Per Share Price	2.9(b)(iii)
Per Unit Price	2.9(a)(ii)
Personal Information	3.18(a)
Privacy and Data Security Requirements	3.18(a)
Required Permits	3.22
Requisite Stockholder Approval	3.4
Restraint	7.1(d)
Solvent	4.10(d)
Specified Date	8.1(c)
Stockholder Written Consent	6.4(a)
Support Agreement	Recitals
Surviving Corporation	2.2
Surviving Entities	2.2
Surviving LLC	2.1
Tail Policy	6.10(c)
Termination Date	8.1(c)
Trade Controls	3.23(b)
Trade Secrets	1.1(ppp)
Uncertificated Shares	2.11(c)(ii)
Unvested Company Option	2.10(b)(ii)
Unvested Company RSU	2.10(a)(ii)
Vested Company Option	2.10(b)(i)
Vested Company Option Consideration	2.10(b)(i)
Vested Company RSU	2.10(a)(i)
Vested Company RSU Consideration	2.10(a)(i)

1.3 Certain Interpretations.

(a) References to this Agreement. Unless the context of this Agreement requires otherwise, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. References to this Agreement (in this Agreement or any Transaction Document) mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 9.3.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the phrase “the date hereof” means “the date of this Agreement;” and (iii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Threats. Unless the context of this Agreement requires otherwise, the word “threat” or “threatened” will be deemed to be immediately followed by the words “in writing.”

(d) Neither, etc. Not Exclusive. Unless the context of this Agreement requires otherwise, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The rule known as the ejusdem generis rule will not apply, and, accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(e) Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(f) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(g) Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(h) References to Persons. References to any Person (including any Party) include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(i) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(k) Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment, modification, re-enactment or successor thereto, any legislative provision substituted therefor, and all rules, regulations and statutory instruments, applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, all references to any specific legislation or provisions of any legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments, applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(l) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is specifically set forth on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(m) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(n) Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in New York City, New York.

(o) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iii) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless the context of this Agreement otherwise specifies, from and including or through and including such date, respectively.

(p) Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(q) Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.28 and Section 4.14 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(r) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the Parties irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(s) Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(t) No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Company Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(u) Nature of Information Disclosed. It is understood and agreed that (i) the specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Company Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(v) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties are not entitled to rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(w) Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party or its Representatives prior to the date of this Agreement, including by being (i) posted to the virtual data room managed by the Company or its Representatives in connection with the Mergers or (ii) filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database, in each case at least twenty-four (24) hours prior to the execution and delivery hereof.

1.4 Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company Parties to the Buyer Parties on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations, warranties or covenants of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent on the face of such disclosure or any Contract, instrument or other document referenced in such disclosure to the extent made available to Parent.

ARTICLE II

THE MERGER

2.1 The Company LLC Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DLLCA, at the Company LLC Merger Effective Time, (a) Merger Sub I will be merged with and into the Company LLC; (b) the separate existence of Merger Sub I will thereupon cease; and (c) the Company LLC will continue as the surviving entity of the Company LLC Merger. The Company LLC, as the surviving entity of the Company LLC Merger, is sometimes referred to as the “Surviving LLC.”

2.2 The Company Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Company Merger Effective Time, (a) Merger Sub II will be merged with and into the Company; (b) the separate corporate existence of Merger Sub II will cease; and (c) the Company will continue as the surviving corporation of the Company Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Company Merger, is sometimes referred to as the “Surviving Corporation” and, together with the Surviving LLC, sometimes referred to as the “Surviving Entities.”

2.3 The Effective Times.

(a) Company LLC Merger Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub I and the Company LLC will cause the Company LLC Merger to be consummated pursuant to the DLLCA by filing a certificate of merger in customary form and substance (the “Company LLC Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub I and the Company LLC and specified in the Company LLC Certificate of Merger, being referred to herein as the “Company LLC Merger Effective Time”). In all cases, the Company Merger Effective Time shall occur immediately after the Company LLC Merger Effective Time.

(b) Company Merger Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, immediately after the Company LLC Certificate of Merger has been filed pursuant to Section 2.3(a), Parent, Merger Sub II and the Company will cause the Company Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub II and the Company and specified in the Company Certificate of Merger in accordance with the DGCL, the “Company Merger Effective Time”). The Company Merger Effective Time will occur immediately after the Company LLC Merger Effective Time.

2.4 The Closing. The consummation of the Mergers will take place at a closing (the “Closing”) to occur (a) remotely via the exchange of documents by electronic transmission on a date to be agreed upon by Parent, Merger Sub II and the Company that is no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other time, location and date as Parent and the Company mutually agree in writing; provided that in no event will the Closing occur prior to April 6, 2026, without the prior written consent of Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.5 Effect of the Mergers. At the Company LLC Merger Effective Time, the effect of the Company LLC Merger will be as set forth in this Agreement, the Company LLC Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Company LLC Merger Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company LLC and Merger Sub I will vest in the Surviving LLC; and (b) debts, liabilities and duties of the Company LLC and Merger Sub I will become the debts, liabilities and duties of the Surviving LLC. At the Company Merger Effective Time, the effect of the Company Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time all (i) of the property, rights, privileges, powers and franchises of the Company and Merger Sub II will vest in the Surviving Corporation; and (ii) debts, liabilities and duties of the Company and Merger Sub II will become the debts, liabilities and duties of the Surviving Corporation.

2.6 Treatment of Organizational Documents.

(a) Certificate of Incorporation of Surviving Corporation. At the Company Merger Effective Time, the Company Charter as in effect immediately prior to the Company Merger Effective Time will be amended and restated in its entirety to read as set forth on Exhibit A to this Agreement, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, subject to the provisions of Section 6.10(b).

(b) Bylaws of Surviving Corporation. At the Company Merger Effective Time, the bylaws of the Surviving Corporation will be amended and restated to be in the form of the bylaws of Merger Sub II as in effect immediately prior to the Company Merger Effective Time (with the name of the Surviving Corporation being “OneStream, Inc.”), until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws, subject to the provisions of Section 6.10(b).

(c) Certificate of Formation of Surviving LLC. At the Company LLC Merger Effective Time, the certificate of formation of the Company LLC, as in effect immediately prior to the Company LLC Merger Effective Time, will remain unchanged and will become the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA.

(d) LLC Agreement of Surviving LLC. At the Company LLC Merger Effective Time, the limited liability company agreement of Merger Sub I, as in effect immediately prior to the Company LLC Merger Effective Time will be amended and restated in its entirety to read as set forth on Exhibit B to this Agreement, and, as so amended and restated, will be the limited liability company agreement of the Surviving LLC (the “LLC Agreement”) until thereafter amended in accordance with the applicable provisions of the DLLCA and the LLC Agreement, subject to the provisions of Section 6.10(b).

2.7 Directors and Officers of the Surviving Entities.

(a) Directors. At the Company Merger Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub II as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.

(b) Officers of the Surviving Corporation. At the Company Merger Effective Time, the initial officers of the Surviving Corporation will be officers of the Company as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their earlier death, resignation or removal.

2.8 Officers of the Surviving LLC. At the Company LLC Merger Effective Time, the initial officers of the Surviving LLC will be the officers of Merger Sub I as of immediately prior to the Company LLC Merger Effective Time, each to hold office in accordance with the LLC Agreement until their respective successors are duly appointed.

2.9 Effect of Mergers on Company LLC Units and Company Capital Stock.

(a) Company LLC Units. At the Company LLC Merger Effective Time, by virtue of the Company LLC Merger and without any action on the part of the Buyer Parties, the Company Parties or the holders of any of the following securities, the following will occur:

(i) each unit of limited liability company interests of Merger Sub I that is outstanding as of immediately prior to the Company LLC Merger Effective Time will be converted into one unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such limited liability company interests of Merger Sub I will thereafter represent ownership of limited liability company interests of the Surviving LLC;

(ii) each Company LLC Unit that is outstanding as of immediately prior to the Company LLC Merger Effective Time (other than Owned Company LLC Units) will be cancelled and extinguished and automatically converted into the right to receive, subject to Section 2.14, cash in an amount equal to $24.00, without interest thereon (the “Per Unit Price”), in accordance with the provisions of Section 2.11;

(iii) each Company LLC Unit that is held by any of the Company Parties, the Buyer Parties or any direct or indirect wholly owned Subsidiary of any of the Company Parties or Buyer Parties as of immediately prior to the Company LLC Merger Effective Time (each, an “Owned Company LLC Unit”) will be converted into one unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such Company LLC Unit will thereafter represent ownership of limited liability company units of the Surviving LLC; and

(iv) the Per Unit Price payable in respect of any Company LLC Units that are unvested or subject to forfeiture as of immediately prior to the Company LLC Merger Effective Time will be subject to the vesting terms and conditions as provided in the applicable Contracts governing such vesting or forfeiture.

(b) Company Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Buyer Parties, the Company Parties or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.001 per share, of Merger Sub II that is outstanding as of immediately prior to the Company Merger Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Merger Sub II will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by the Buyer Parties; or (C) owned by any direct or indirect wholly owned Subsidiary of the Buyer Parties as of immediately prior to the Company Merger Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid in exchange therefor;

(iii) each share of Company Class A Common Stock and Company Class D Common Stock that is issued and outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares and Dissenting Company Shares) will be automatically converted into the right to receive, subject to Section 2.14, cash in an amount equal to $24.00, without interest thereon (the “Per Share Price”), in accordance with Section 2.11 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with Section 2.13); and

(iv) each share of Company Class B Common Stock and Company Class C Common Stock that is outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares or Dissenting Company Shares) will, be automatically converted into the right to receive, subject to Section 2.14, cash in an amount equal to $0.0001 in accordance with Section 4.4 of the Company Charter, without interest thereon (the “Class B/C Per Share Price”), in accordance with Section 2.11 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with Section 2.13), it being understood that the aggregate amount that a holder of Company Class B Common Stock or Company Class C Common Stock will be entitled to receive pursuant to this Section 2.9(b)(iv) will be, if necessary, rounded up to the nearest whole cent.

(c) Adjustment to the Per Unit Price or Per Share Price. The Per Unit Price or Per Share Price will be adjusted appropriately (and subject to the terms of the Company Charter or the Company LLC Agreement, as applicable) to fully reflect the effect of any stock split, unit split, reverse unit or stock split, unit or stock distribution or dividend (including any dividend or other distribution of securities convertible into Company LLC Units or Company Capital Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company LLC Units or Company Capital Stock, as applicable, occurring on or after the date of this Agreement and prior to the Company LLC Merger Effective Time and the Company Merger Effective Time, as applicable, except, in each case, pursuant to any redemption, exchange or conversion of Company LLC Units or shares of Company Common Stock in accordance with the terms of the Company LLC Agreement or the Company Charter, as applicable.

(d) Statutory Rights of Appraisal.

(i) Dissenting Company Shares. Notwithstanding anything to the contrary in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Company Merger Effective Time and held by a holder, or owned by a Person, who has (A) neither voted in favor of the Company Merger nor consented to the Company Merger in writing and (B) properly demanded appraisal of such shares of Company Common Stock pursuant to, and in accordance with, Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price or the Class B/C Per Share Price, as applicable, pursuant to this Section 2.9 but instead, such holders or other applicable Persons holding or owning the Dissenting Company Shares will be entitled only to such rights as are granted by Section 262 of the DGCL. Such holder or other applicable Person will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. However, if, after the Company Merger Effective Time, such holder or other applicable Person fails to perfect, effectively withdraws or waives, or otherwise loses such Person’s right to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL or a court of competent jurisdiction determines that such Person is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock will be deemed to have been converted into, and to have become exchangeable for, as of the Company Merger Effective Time, the right to receive the Per Share Price or the Class B/C Per Share Price, as applicable, in accordance with this Agreement and will not thereafter be deemed to be Dissenting Company Shares.

(ii) Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of any Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of any Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of any Dissenting Company Shares. For purposes of this Section 2.9(d)(ii), “participate” means that Parent will be kept apprised of the proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of any Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected) and may offer comments or suggestions with respect to such demands, but Parent will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.10 Equity Awards.

(a) Treatment of Company RSUs.

(i) Vested Company RSUs. At the Company Merger Effective Time, each outstanding restricted stock unit (each, a “Company RSU”) under a Company Equity Plan that is vested (but not yet settled) at the Company Merger Effective Time or that vests as a result of the consummation of transactions contemplated by this Agreement (each, a “Vested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash (without interest) equal to (A) the total number of shares of Company Common Stock subject to such Vested Company RSU immediately prior to the Company Merger Effective Time multiplied by (B) the Per Share Price (such amount, the “Vested Company RSU Consideration”), less applicable Taxes required to be withheld with respect to such payment.

(ii) Unvested Company RSUs. At the Company Merger Effective Time, each outstanding Company RSU under a Company Equity Plan that is not a Vested Company RSU (each, an “Unvested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into a Converted Cash Award with respect to an aggregate amount in cash (without interest) equal to (A) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Company Merger Effective Time multiplied by (B) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.10, each such Converted Cash Award assumed and converted pursuant to this Section 2.10(a)(ii) will continue to have, and will be subject to, the same vesting terms and conditions (including acceleration provisions upon a qualifying termination of employment, if any) as applied to the corresponding Unvested Company RSU immediately prior to the Company Merger Effective Time.

(b) Treatment of Company Options.

(i) Vested Company Options. At the Company Merger Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a “Company Option”) under a Company Equity Plan that is vested at the Company Merger Effective Time (each, a “Vested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash (without interest) equal to (A) the total number of shares of Company Common Stock subject to the Vested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Vested Company Option (such amount, the “Vested Company Option Consideration”), less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Vested Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Price will be cancelled at the Company Merger Effective Time for no consideration or payment and without further action on the part of any Person.

(ii) Unvested Company Options. At the Company Merger Effective Time, each outstanding Company Option under a Company Equity Plan that is not a Vested Company Option (each, an “Unvested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into a Converted Cash Award equal to (A) the total number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Company Merger Effective Time multiplied by (B) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Unvested Company Option, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.10, each such Converted Cash Award assumed and converted pursuant to this Section 2.10(b)(ii) will continue to have, and will be subject to, the same vesting terms and conditions (including acceleration provisions upon a qualifying termination of employment, if any) as applied to the corresponding Company Option immediately prior to the Company Merger Effective Time. For the avoidance of doubt, any Unvested Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Price will be cancelled at the Company Merger Effective Time for no consideration or payment and without further action on the part of any Person.

(c) Payment Procedures. At or prior to the Company Merger Effective Time, Parent will deposit (or cause to be deposited) with the Company (or, if requested by the Company, any applicable Subsidiary of the Company or the Company’s stock administrator), by wire transfer of immediately available funds, the applicable portion of the aggregate (i) Vested Company RSU Consideration and (ii) Vested Company Option Consideration. As promptly as reasonably practicable following the Closing Date, but in no event later than the second regularly scheduled payroll date following the Closing Date, each applicable former holder of Vested Company RSUs and Vested Company Options will receive a payment from the Surviving Entities or their applicable Subsidiaries, through the applicable payroll system, payroll provider or stock administrator, of the Vested Company RSU Consideration and Vested Company Option Consideration required to be paid to such former holder pursuant to this Section 2.10. The Surviving Entities will pay (or cause to be paid, including through their applicable Subsidiaries) to the applicable holder thereof any portion of a Converted Cash Award that vests at any time, with such payment to be made no later than the second regularly scheduled payroll date following the date on which such portion vests.

(d) Necessary Further Actions. The Company Board will pass resolutions to provide for the treatment of Company Equity-Based Awards as provided in this Section 2.10 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

(e) Treatment of Employee Stock Purchase Plan. Prior to the date hereof, the Company Board has approved resolutions to (i) freeze all participant payroll deduction elections in effect as of the date of this Agreement under the ESPP; (ii) provide that (A) no new purchase period will be commenced following the date of this Agreement under the ESPP; (B) there will be no increase in the amount of any participant’s payroll deduction elections under the ESPP or any contributions under the ESPP other than the previously elected payroll deductions in effect as of the date of this Agreement; (C) no individuals shall commence participation in the ESPP during the period from the date of this Agreement through the Company Merger Effective Time; (D) any offering period or purchase period under the ESPP that otherwise would be outstanding at the Company Merger Effective Time shall be terminated no later than the Closing Date, but prior to the Company Merger Effective Time; and (E) any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period be made, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; and (iii) provide for the exercise (as of no later than the Closing Date, but prior to the Company Merger Effective Time) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s account to the purchase of whole shares of Company Common Stock and return any funds not applied to the purchase of whole shares of Company Common Stock to the participant, in each case, in accordance with the terms of the ESPP. Immediately prior to and effective as of the Company Merger Effective Time (but subject to the consummation of the Company Merger), the Company will terminate the ESPP.

2.11 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Mergers (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock and Company LLC Units pursuant to Section 2.9, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock and Company LLC Units become entitled pursuant to Section 2.9. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Entities, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.9; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.9 for any reason, then Parent will, or will cause the Surviving Entities to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.9. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Entities, as Parent directs.

(c) Exchange and Payment Procedures.

(i) Certificated Shares. Promptly following the Company Merger Effective Time (and in any event within one Business Day), Parent and the Surviving Entities will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Company Merger Effective Time) of a certificate or certificates that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Capital Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) and whose shares of Company Capital Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.9, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent (or affidavit of loss in lieu of a Certificate as provided in Section 2.13)); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.9. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.13) for cancellation, together with such letter of transmittal, duly completed and validly executed, in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash (less any applicable withholding Taxes required to be withheld in respect thereof) equal to the product obtained by multiplying (1) the aggregate number of shares of Company Capital Stock represented by such Certificate by (2) the Per Share Price or the Class B/C Per Share Price, as applicable. The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Certificates on the Per Share Price or the Class B/C Per Share Price, as applicable, on the amount payable upon the surrender of such Certificates pursuant to this Section 2.11(c)(i). Until so surrendered, the Certificates will be deemed from and after the Company Merger Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.9.

(ii) Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.9. In lieu thereof, each holder of record (as of immediately prior to the Company Merger Effective Time) of an Uncertificated Share that, immediately prior to the Company Merger Effective Time, represented an outstanding share of Company Capital Stock (other than Dissenting Company Shares and Owned Company Shares) and whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.9 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash (less any applicable withholding Taxes required to be withheld in respect thereof) equal to the product obtained by multiplying (A) the aggregate number of shares of Company Capital Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price or the Class B/C Per Share Price, as applicable. The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.11(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Company Merger Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.9.

(iii) Company LLC Units. Notwithstanding anything to the contrary in this Agreement, any holder of Company LLC Units will not be required to deliver a certificate or other evidence thereof or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.9. In lieu thereof, each holder of record (as of immediately prior to the Company LLC Merger Effective Time) of Company LLC Units (other than Owned Company LLC Units) that were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.9 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Company LLC Units will be deemed to have surrendered such Company LLC Units upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash (less any applicable withholding Taxes required to be withheld in respect thereof) equal to the product obtained by multiplying (A) the aggregate number of Company LLC Units held by such holder as of immediately prior to the Company LLC Merger Effective Time by (B) the Per Unit Price. The Company LLC Units so surrendered will be cancelled. The Payment Agent will accept transferred Company LLC Units upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Company LLC Units on the amount payable upon the surrender of such Company LLC Units pursuant to this Section 2.11(c)(iii). Until so surrendered, Company LLC Units will be deemed from and after the Company LLC Merger Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.9.

(d) DTC Payment. Prior to the Closing, Parent and the Company will cooperate to establish procedures with the Payment Agent and DTC with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Company Merger Effective Time by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e) Transfers of Ownership. Subject, in all cases, to the terms and conditions of the Company Charter, if a transfer of ownership of shares of Company Capital Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the aggregate consideration payable pursuant to Section 2.9 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price or the Class B/C Per Share Price, as applicable, to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares or Company LLC Units will only be made to the Person in whose name such Uncertificated Shares or Company LLC Units are registered in the stock transfer books or ledger of the Company LLC or the Company, as applicable.

(f) Escheat. Notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Entities or any other Person will be liable to a holder of Company LLC Units or Company Stockholder, as applicable, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates, Uncertificated Shares or Company LLC Units have not been surrendered immediately prior to the date on which any cash in respect of such Certificate, Uncertificated Share or Company LLC Unit would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate, Uncertificated Share or Company LLC Unit will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or Company LLC Units on the date that is one year after the Closing Date will be delivered to Parent upon demand, and any holders of shares of Company Capital Stock or Company LLC Units that were issued and outstanding immediately prior to the Company Merger Effective Time or the Company LLC Merger Effective Time, as applicable, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Capital Stock or Company LLC Units, as applicable, for exchange pursuant to this Section 2.11 will thereafter look solely to Parent for payment of the Per Unit Price, the Per Share Price or the Class B/C Per Share Price, as applicable, payable in respect of the Company LLC Units or shares of Company Capital Stock (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Unit Price, the Per Share Price or the Class B/C Per Share Price, as applicable, to which such holders may be entitled pursuant to Section 2.9.

2.12 No Further Ownership Rights in Company LLC Units or Company Capital Stock. From and after the Company LLC Merger Effective Time and the Company Merger Effective Time, as applicable, (a) all Company LLC Units and shares of Company Capital Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of Company LLC Units or a Certificate or Uncertificated Shares previously representing any shares of Company Capital Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.9 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.9(d)). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Capital Stock or Company LLC Units will be deemed to have been paid in full satisfaction of all rights pertaining to such Company LLC Units or shares of Company Capital Stock, as applicable. From and after the Company LLC Merger Effective Time or the Company Merger Effective Time, as applicable, there will be no further registration of transfers on the records of the Surviving Entities of Company LLC Units or shares of Company Capital Stock that were issued and outstanding immediately prior to the Company LLC Merger Effective Time or the Company

Merger Effective Time, as applicable, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Company LLC Merger Effective Time or the Company Merger Effective Time. If, after the Company LLC Merger Effective Time or the Company Merger Effective Time, as applicable, Company LLC Units, Certificates or Uncertificated Shares are presented to the Surviving Entities for any reason, they will (subject to compliance with the exchange procedures of Section 2.11(c)) be cancelled and exchanged as provided in this Article II.

2.13 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price or Class B/C Per Share Price, as applicable, payable in respect thereof pursuant to Section 2.9. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price or Class B/C Per Share Price, as applicable, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving LLC, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.14 Required Withholding. Each of the Payment Agent, Parent, the Company LLC, the Company and the Surviving Entities will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws. To the extent that such amounts are deducted or withheld and timely paid over to the appropriate Governmental Authority in accordance with the foregoing, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.15 No Dividends or Distributions. No dividends or other distributions with respect to limited liability company interests of the Surviving LLC or the capital stock of the Surviving Corporation with a record date on or after the Company LLC Merger Effective Time or the Company Merger Effective Time, as applicable, will be paid to the holder of any unsurrendered Certificates, Company LLC Units or Uncertificated Shares.

2.16 Tax Treatment. Each of the Parties agrees that, for U.S. federal and applicable state and local Tax purposes, (a) the Company LLC Merger will be treated for purposes of the holders of the Company LLC Units (other than any Owned Company LLC Units) as a sale of the Company LLC Units in a transaction described in Section 741 of the Code, and (b) the Company Merger will be treated as a sale of the equity of the Company described in Section 1001 of the Code. Each Party agrees to file all U.S. federal income Tax Returns (and any applicable state and local income Tax Returns) consistently with the foregoing unless, and then solely to the extent, otherwise required by applicable Law pursuant to a final determination within the meaning of Section 1313(a) of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports at least one (1) Business Day prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk”); or (b) as set forth in the Company Disclosure Letter, the Company Parties represent and warrant to the Buyer Parties as follows:

3.1 Organization; Good Standing. Each Company Party (a) is a corporation or limited liability company duly organized or formed, validly existing and in good standing pursuant to the DGCL or the DLLCA, as applicable; and (b) has the requisite corporate or limited liability company power and authority, as applicable, to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each Company Party is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company is not in violation of the Company Charter or the Company Bylaws and the Company LLC is not in violation of the Company LLC Agreement.

3.2 Corporate Power; Enforceability. Assuming that the representations and warranties of the Buyer Parties in Section 4.7 are true and correct, (a) each Company Party has the requisite corporate or limited liability company power and authority, as applicable, to (i) execute and deliver this Agreement and any Transaction Document to which it is a party; (ii) perform its covenants under this Agreement and any Transaction Document to which it is a party; and (iii) subject to receiving the Requisite Stockholder Approval in the case of the Company Merger, consummate the Mergers. Assuming that the representations and warranties of the Buyer Parties in Section 4.7 are true and correct, the execution and delivery of this Agreement by each Company Party, the performance by each Company Party of its covenants and obligations hereunder, and the consummation of the Mergers have been duly authorized and approved by all necessary corporate action or limited liability company action on the part of each Company Party and no additional corporate or limited liability company actions on the part of any Company Party are necessary to authorize (i) the execution and delivery of this Agreement by each Company Party, (ii) the performance by each Company Party of its covenants under this Agreement, and, (iii) subject to receiving the Requisite Stockholder Approval, the consummation of the Mergers and the other transactions contemplated by each Transaction Document to which any Company Party is a party. This Agreement has been (and each Transaction Document to which any Company Party is a party will be) duly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by the Buyer Parties (or with respect to the Transaction Documents, the other signatories thereto), constitutes a legal, valid and binding obligation of each Company Party, enforceable against each Company Party in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Company Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Company Merger; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants in this Agreement, and the consummation of the Company Merger upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders; and (v) resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Company Merger in accordance with the DGCL (clause (v), the “Company Board Recommendation”). In its capacity as the sole manager of the Company LLC, the Company acting through the Company Board has determined that the Company LLC Merger is fair to, and in the best interests of, the Company LLC and the Company LLC Unitholders and has taken all necessary action to approve the execution and delivery of this Agreement by the Company LLC, the performance by the Company LLC of its covenants and other obligations hereunder, and the consummation of the Company LLC Merger upon the terms and conditions set forth herein for all purposes under the Company LLC Agreement and the DLLCA.

(b) Fairness Opinions.

(i) The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Centerview Partners LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Per Share Price to be received by the holders of shares of Company Class A Common Stock (other than as set forth in such opinion) pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be provided promptly after the execution of this Agreement (on a confidential basis and solely for informational purposes) to Parent by the Company. It is understood that such opinion is for the benefit of the Company Board and may not be relied upon by any other Person.

(ii) The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Company Class A Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be provided promptly after the execution of this Agreement (on a confidential basis and solely for informational purposes) to Parent by the Company. It is understood that such opinion is for the benefit of the Company Board and may not be relied upon by any other Person.

(c) Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 4.7 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Company Merger.

3.4 Requisite Stockholder Approval. Assuming that the representations and warranties of the Buyer Parties in Section 4.7 are true and correct, the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of Company Common Stock (voting together as a single class) entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is required pursuant to applicable Law, the Company Charter or the Company Bylaws to consummate the Company Merger. The approval of the Company, in its capacity as the sole manager of the Company LLC, is the only consent of the managers, members or holders of the Company LLC Units that is required pursuant to applicable Law or the Company LLC Agreement to consummate the Company LLC Merger. Assuming that the representations and warranties of the Buyer Parties in Section 4.7 are true and correct, the Persons listed on Exhibit D hold sufficient shares of Company Common Stock to provide the Requisite Stockholder Approval. The execution and delivery to the Company of the Stockholder Written Consent, duly executed by the Persons listed on Exhibit D, will be sufficient to approve and adopt this Agreement and the Mergers in accordance with Section 228 and Section 251(c) of the DGCL, the Company Charter and the Company Bylaws.

3.5 Non-Contravention. Assuming that the representations and warranties of the Buyer Parties in Section 4.7 are true and correct and subject to obtaining the Requisite Stockholder Approval, the execution and delivery of this Agreement by the Company Parties, the performance by the Company Parties of their respective covenants under this Agreement, and the consummation of the Mergers do not (a) violate or conflict with any provision of the Company Charter, the Company Bylaws or the Company LLC Agreement; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with or without notice or lapse of time, or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, require any Consent under, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impede the ability of the Company Parties to consummate the Mergers.

3.6 Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company in connection with the (a) execution and delivery of this Agreement by the Company Parties; (b) performance by the Company Parties of their respective covenants pursuant to this Agreement; or (c) consummation of the Mergers, except (i) the filing of the Company LLC Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the

State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act, any applicable foreign Antitrust Laws or any applicable Investment Screening Laws; and (iv) such other Consents, authorizations of, filing or registration with, or notification to any Governmental Authority the failure of which to be made or obtained, as applicable, would not (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impede the ability of the Company Parties to consummate the Mergers.

3.7 Company Capitalization.

(a) Capital Stock and Related Matters.

(i) Authorized Capital Stock and Stock Reservation. The authorized capital stock of the Company consists of (A) 2,500,000,000 shares of Company Class A Common Stock; (B) 300,000,000 shares of Company Class B Common Stock, (C) 300,000,000 shares of Company Class C Common Stock; (D) 600,000,000 shares of Company Class D Common Stock; and (E) 100,000,000 shares of Company Preferred Stock. As of the Capitalization Date, the Company has authorized (1) 56,240,064 shares of Company Class A Common Stock for issuance pursuant to the 2024 Plan; and (2) 13,152,192 shares of Company Class A Common Stock for issuance pursuant to the ESPP.

(ii) Current Capitalization. As of the Capitalization Date, (A) 93,319,973 shares of Company Class A Common Stock were issued and outstanding; (B) no shares of Company Class B Common Stock were issued and outstanding; (C) 55,694,730 shares of Company Class C Common Stock were issued and outstanding; (D) 96,205,587 shares of Company Class D Common Stock were issued and outstanding; (E) no shares of Company Preferred Stock were issued and outstanding; (F) 245,219,290 Company LLC Units were outstanding; (G) Company RSUs covering 5,630,514 shares of Company Common Stock were outstanding; and (H) Company Options to acquire 14,466,199 shares of Company Common Stock with an exercise price per share less than the Per Share Price were outstanding.

(iii) Company Equity-Based Awards. The Company has made available a true and complete list, as of the Capitalization Date, of (i) each Company Equity-Based Award; (ii) the name or employee ID of the Company Equity-Based Award holder (to the extent permissible under applicable Law); (iii) the number of shares of Company Common Stock underlying each Company Equity-Based Award; (iv) the date on which the Company Equity-Based Award was granted; (v) the Company Equity Plan under which the Company Equity-Based Award was granted; (vi) the vesting schedule with respect to the Company Equity-Based Award, including any right of acceleration of such vesting schedule; (vii) the exercise price per share of each Company Equity-Based Award, if applicable; and (viii) the expiration date of each Company Equity-Based Award, if applicable.

(iv) Validity; No Other Issuances. All outstanding shares of Company Capital Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity-Based Awards granted prior to the date of this Agreement or pursuant to any redemption, exchange or conversion of Company LLC Units or shares of Company Common Stock in accordance with the terms of the Company LLC Agreement or the Company Charter, as applicable, commenced following the Capitalization Date.

(b) No Other Company Securities. Except as set forth in this Section 3.7 and Section 3.7 of the Company Disclosure Letter, as of the Capitalization Date there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company Parties; (ii) other than the Company Equity-Based Awards or as contemplated by the Company LLC Agreement and the Company Charter, no outstanding securities of the Company Parties convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) other than the Company Equity-Based Awards or as contemplated by the Company LLC Agreement and the Company Charter, no outstanding options, warrants or other rights or binding arrangements to acquire from the Company Parties, or that obligate the Company Parties to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company Parties; (iv) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company, in each case issued or granted by the Company Parties (the items in clauses (i), (ii), (iii) and (iv), collectively with the Company Capital Stock and Company LLC Units, the “Company Securities”); (v) no voting trusts, proxies or similar arrangements or understandings to which any Company Party is a party or by which any Company Party is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company Parties; (vi) except as provided in the Company Charter, Company Bylaws, the Company LLC Agreement, the Company TRA or the Stockholders’ Agreement, no obligations or binding commitments of any character restricting the transfer by the Company Parties of any shares of capital stock of, or other equity or voting interest in, the Company Parties to which any Company Party is a party or by which it is bound; and (vii) other than the Company Equity-Based Awards or as contemplated by the Company LLC Agreement and the Company Charter, no other obligations by the Company to make any payments based on the price or value of any Company Securities. Except as contemplated by the Company LLC Agreement, the Company Charter and the Company TRA, no Company Party is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock or Company LLC Units. The Company does not have a stockholder rights plan in effect.

(c) No Other Rights. Except as contemplated by the Registration Rights Agreement and the Stockholders’ Agreement, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Matters Related to Organization of Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization or formation of each Subsidiary of the Company LLC. Each Subsidiary of the Company is also a Subsidiary of the Company LLC. Each Subsidiary of the Company LLC (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate or entity power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company LLC is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company LLC, each as amended to date. No Subsidiary of the Company LLC is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company LLC (i) has been duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Company LLC Merger Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c) No Other Interests in Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company LLC; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire or redeem from any Subsidiary of the Company LLC, or that obligate any Subsidiary of the Company LLC to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company LLC; or (iii) obligations of any Subsidiary of the Company LLC to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries. No Company Party owns any equity interests of any Person that is not a Subsidiary.

3.9 Company SEC Reports. The Company has timely filed with or furnished to the SEC all schedules, registration statements, prospectuses, forms, reports and documents that have been required to be filed by it pursuant to applicable Laws since the Lookback Date and prior to the date of this Agreement (such forms, reports and documents, the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the SEC’s EDGAR database. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC. As of the date of this Agreement, there are no unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. As of the date of this Agreement, none of the Company SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. No independent auditor has withdrawn, or has advised the Company or its Subsidiaries in writing that it intends to withdraw, its audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to

Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2024, and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of the Company have each made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that has not been subsequently remediated that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the transactions contemplated by this Agreement; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet; (d) arising in connection with obligations under any executory Contract (except to the extent such liabilities arose or resulted from a breach or a default of such Contract); or (e) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet, through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since the date of the Audited Company Balance Sheet through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business, in all material respects; and (ii) the Company has not taken any action that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(d), Section 5.2(e), Section 5.2(f), Section 5.2(g), Section 5.2(h), Section 5.2(l) or Section 5.2(s) (with respect to any of the foregoing).

3.13 Material Contracts.

(a) Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement (other than (i) any Material Contracts contemplated by clause (i) of the definition of “Material Contract,” (ii) any Material Contracts which have otherwise been made publicly available pursuant to the Company SEC Reports), and, a true, correct and complete copy of each Material Contract has been made available to Parent, or has been publicly made available on EDGAR (expressly excluding purchase orders, acknowledgements, and similar documents) and (iii) Company Benefit Plans.

(b) Validity. (i) Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company Party thereto and, to the Knowledge of the Company, on the other party or parties thereto, and is in full force and effect, except for such failures to be valid and binding or in full force and effect that would not have a Company Material Adverse Effect; and (ii) none of the Company, any of its Subsidiaries party thereto nor, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Material Contract, and no event has occurred that would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice that such other party intends to terminate, not renew (other than with respect to Leases) or renegotiate in any material respects the terms of any such Material Contract, except for such notices to terminate, fail to renew or renegotiate that would not have a Company Material Adverse Effect.

3.14 Government Contracts

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete list of each Government Contract, Government Bid, and Teaming Agreement, in each case, with respect to which the Company or any of its Subsidiaries recognized revenues in excess of $1,000,000, or paid amounts to any Governmental Authority in excess of $1,000,000, during the Company’s fiscal year ended December 31, 2024, including the contract number, the award/effective date, and all parties to the contract for which a final payment has not been received (“Active Government Contract”). The Company has made available to Parent correct and complete copies of all such Active Government Contracts, Government Bids, and Teaming Agreements listed in Section 3.14(a) of the Company Disclosure Letter.

(b) Except as would not reasonably be expected to be material to the Company, to the Knowledge of the Company, (i) all Active Government Contracts were legally awarded and are valid and binding in all material respects on the parties thereto, (ii) no Active Government Contract is currently the subject of a bid protest Legal Proceeding, and (iii) no Governmental Authority, prime contractor, or higher-tier subcontractor has notified the Company in writing or, to the Knowledge of the Company, orally of the intention to cancel or reduce the value of any Active Government Contract or to seek the Company’s agreement to lower rates under any Active Government Contract; provided, however, for the avoidance of doubt, by making the representation in clause (iii), the Company is not providing a guaranty that the Company will achieve any specific revenue amounts following the Closing.

(c) Except as set forth on Section 3.14(c) of the Company Disclosure Letter, the execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not require the termination of any Active Government Contract, or result in a material violation, breach, or default of any term or provision of any Active Government Contract, except for such terminations, violations, breaches, or defaults that would not reasonably be expected to be material to the Company.

(d) Except as would not reasonably be expected to be material to the Company, in the past six (6) years, the Company and its Subsidiaries have complied with (i) all terms and conditions of each Government Contract and each Government Bid, (ii) each obligation required to be performed under each Government Contract, and (iii) the requirements of all applicable Laws pertaining to each Government Contract and each Government Bid and no Governmental Authority, prime contractor, or higher-tier subcontractor under any Government Contract, has notified the Company or any of its Subsidiaries in writing of any actual or alleged violation or breach of any Government Contract or Government Bid.

(e) Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries, nor any of their respective Principals as defined in FAR 2.101 (“Principals”) or managers or, to the Knowledge of the Company, any of their respective employees is or has been (i) debarred, suspended, proposed for suspension or debarment, listed as an excluded party on the System for Award Management, or otherwise excluded from participation in the award or performance of any Government Contract for or with any Governmental Authority, or is or was, the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

(f) Except as would not reasonably be expected to be material to the Company, the Company and its Subsidiaries have complied with all applicable requirements related to data security, cybersecurity, and physical security systems and procedures under its Government Contracts, including, as applicable, compliance with DFARS 252.204-7012, DFARS 252.204-7021, and NIST 800-171. Except as would not reasonably be expected to be material to the Company, since the Lookback Date, the Company and its Subsidiaries have not experienced any breach of data security or any compromise to cybersecurity, whether physical or electronic, that resulted in a requirement to report such incident pursuant to DFARS 252.204-7012.

(g) The Company and its Subsidiaries are in compliance in all material respects with all applicable FedRAMP security requirements.

3.15 Real Property.

(a) Owned Real Property. Neither the Company nor any of its Subsidiaries (i) owns or has ever owned any real property and (ii) is a party to any agreement to purchase or acquire any real property.

(b) Leased Real Property. Section 3.15(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy in any capacity, now or in the future, any real property with annual base rent in excess of $250,000 (such property, together with all buildings and other structures, facilities or leasehold improvements, currently or hereafter located therein and leased by the Company or its Subsidiaries, the “Leased Real Property,” and each such lease, sublease, license or other agreement, together with all amendments, modifications, guaranties and supplements thereto and assignments and subleases thereof, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all modifications and amendments thereto). Except as would not have a Company Material Adverse Effect , as of the date of this Agreement, (i) the Company or one of its Subsidiaries has valid leasehold or subleasehold estates in, or licensee rights or other right to access, use or occupy, as applicable, the Leased Real Property, free and clear of all Liens (other than Permitted Liens); (ii) neither the Company nor any of its Subsidiaries is in breach of or default pursuant to any Lease, nor to the Knowledge of the Company, does there exist a fact or circumstance that, with the passing of time or the giving of notice, would become a breach or default pursuant to any Lease or permit the termination, modification or acceleration of rent under such Lease; (iii) each Lease is legal, valid, binding, enforceable and in full force and effect, except as such enforceability may be limited by the Enforceability Limitations; (iv) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such Leased Real Property; (v) neither the Company nor any of its Subsidiaries has received any written notice of any violation of any Laws that remains uncured, or any pending or threatened condemnation or similar proceedings; (vi) the Company and its Subsidiaries, and, to the Knowledge of the Company, each of the other parties thereto, has performed in all material respects all obligations required to be performed by it under each Lease to date; and (vii) neither the Company nor any of its Subsidiaries have exercised or given or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Lease that has not yet taken effect. To the Knowledge of the Company, the Leased Real Property is (i) in condition and repair suitable for the conduct of the Company’s business currently conducted, subject to ordinary wear and tear (consistent with the age of such premises) and (ii) all the real property used and necessary for the conduct of the Company’s businesses as currently conducted, free and clear of all Liens (other than Permitted Liens).

3.16 Environmental Matters. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries: (a) has failed to comply with any Environmental Law; (b) has received any written notice alleging that the Company or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (c) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released, disposed or arranged for disposal of, or owned or operated any property or facility contaminated by any Hazardous Substances so as to give rise to any liability (contingent or otherwise) pursuant to any applicable Environmental Law; (d) has exposed any person to Hazardous Substances so as to give rise to any liability pursuant to any applicable Environmental Law; or (e) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law.

3.17 Intellectual Property.

(a) Registered Intellectual Property. Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Registered Intellectual Property as of the date of this Agreement, specifying as to each such item, as applicable, the registered owner, jurisdiction, registration or application number and registration or application date therefor. The Company and its Subsidiaries have maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices, and have used reasonable business judgement in its prosecution, maintenance, and abandonment of Company Registered Intellectual Property.

(b) Ownership. Except as would not be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, the Company or its Subsidiaries solely and exclusively own all right, title, and interest, free and clear of all encumbrances other than Permitted Liens, in and to the Company Intellectual Property. Except as provided for under Law, there are no material restrictions or prohibitions on the Company or its Subsidiaries’ right to sell any product or service of the Company or any of its Subsidiaries, or to use, transfer or license any Company Intellectual Property. Except as would not be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, the Company and its Subsidiaries have executed valid and enforceable written agreements with all Persons (including all of its past and present founders, employees, consultants and independent contractors) who have contributed to the creation, generation, conception, discovery, development or reduction to practice of any material Company Intellectual Property pursuant to which such Persons have presently assigned to the Company or its Subsidiaries all of their rights, title and interest in and to all Intellectual Property Rights (to the extent assignable) created, generated, conceived, discovered, developed or reduced to practice in the course of their employment or retention thereby or otherwise provided to and used by the Company or its Subsidiaries (or ownership of all such Intellectual Property Rights has otherwise fully vested in the Company or its Subsidiaries by operation of Law).

(c) Confidentiality. The Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of material Trade Secrets of the Company and its Subsidiaries, or of a third-party and in the possession or under the control of, the Company or any of its Subsidiaries. Without limiting the foregoing, and except as would not be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries have disclosed any material Trade Secrets of the Company or its Subsidiaries to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction, and disclosure.

(d) No Restrictive Legal Proceeding or Order. No material Company Intellectual Property is subject to any Legal Proceeding or outstanding order against the Company or any of its Subsidiaries, in effect as of the date of this Agreement, prohibiting or restricting the Company or any of its Subsidiaries from using, transferring or licensing thereof, except as would not be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries.

(e) IP Contracts. Section 3.17(e) of the Company Disclosure Letter sets forth a complete and accurate list of Contracts material to the business of the Company and its Subsidiaries that are in effect as of the date of this Agreement and pursuant to which:

(i) the Company or any of its Subsidiaries has granted a license or other right to a third Person in or to any material Company Intellectual Property or other Intellectual Property Rights, other than any (A) non-disclosure agreements and rights to use feedback; (B) non-exclusive licenses granted by the Company with respect to, or otherwise in connection with its provision of, its products and services in the ordinary course of business; (C) non-exclusive licenses authorizing limited use of brand materials or other Marks that are incidental to the provision of services to or by the Company or its Subsidiaries pursuant to the Contract; and (D) non-exclusive licenses to employees or other service providers solely for their provision of services to the Company or its Subsidiaries;

(ii) a third Person has licensed or granted any other right to any material Intellectual Property Rights to the Company or any of its Subsidiaries, other than any (A) non-disclosure agreements and rights to use feedback; (B) non-exclusive licenses for commercially available off-the-shelf technology or software (including software-as-a-service) on standard terms entered into in the ordinary course of business; (C) any licenses for Open Source Materials; (D) Contracts with Service Providers entered into in the ordinary course of business and containing the assignment of, or license of, any Intellectual Property Rights to the Company and its Subsidiaries; (E) non-exclusive licenses authorizing limited use of brand materials or other Marks that are incidental to the provision of services to or by the Company or its Subsidiaries pursuant to the Contract; and (F) licenses granted by customers solely for the provision of services to such customer;

(iii) the Company or any of its Subsidiaries have (A) developed or agreed to develop material Intellectual Property Rights for a third Person; or (B) had a third Person develop or agree to develop material Intellectual Property Rights on their behalf other than employees or independent contractors pursuant to the Company’s standard applicable invention assignment agreement;

(iv) the Company or any of its Subsidiaries have transferred or have agreed to transfer material Intellectual Property Rights to a third Person; or

(v) the Company or its Subsidiaries entered into any material settlement, co-existence, or covenant not to sue Contract to which the Company or any of its Subsidiaries is a party that materially limits the Company’s rights and ability to exploit the Company Intellectual Property (all such Contracts that are, or are required to be, listed under clauses (i), (ii), (iii), (iv) or (v) of this Section 3.17(e), the “IP Contracts”).

(f) No Infringement. (i) The operation of any of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person and, since the Lookback Date, has not infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third Person, except where such infringement, misappropriation, or other violation is not material to the business of the Company and its Subsidiaries; and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating and, since the Lookback Date, has not infringed, misappropriated or otherwise violated any Company Intellectual Property. Notwithstanding anything to the contrary in this Agreement, this Section 3.17(f) and Section 3.17(g) contain the only representations or warranties made by the Company with respect to infringement or misappropriation of Intellectual Property Rights of any third Person.

(g) No Notice of Infringement. Since the Lookback Date, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, have received written notice from any third Person (i) alleging that the Company’s or any of its Subsidiaries’ products or services or the operation of any of their businesses infringes or misappropriates the Intellectual Property Rights of any third Person; or (ii) challenging the validity or enforceability of the Company’s or any of its Subsidiaries’ ownership rights in any Company Intellectual Property. Since the Lookback Date, neither the Company nor any of its Subsidiaries has made or asserted any written notice alleging infringement or misappropriation of any Company Intellectual Property or challenging the validity or enforceability of any Intellectual Property Rights of any third Person.

(h) Source Code Escrow. Except as would not be material to the business of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries has disclosed, licensed, made available or delivered to any escrow agent or other Person any of the material source code for any Company Software (except such a Person that is a third-party service provider or other agent obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries), and, as of the date of this Agreement, no event has occurred that would legally require the Company or any of its Subsidiaries to do any of the foregoing. Neither this Agreement nor the consummation of the Mergers will result in the disclosure, license, or making available or delivery to a third party of any material source code included in the Company Software (including any release from escrow of any such source code).

(i) Open Source Software. The Company and its Subsidiaries have not used open source software made available by a third Person in any manner that, with respect to any Company Software, (i) requires its disclosure or distribution in source code form (or in any form other than binary form); (ii) requires the licensing thereof for the purpose of making derivative works or under terms that would purport to allow any such Company Software to be reverse engineered, reverse assembled or disassembled; or (iii) imposes any restriction on the consideration to be charged for the distribution thereof, in each case that would be material to the business of the Company. With respect to any open source software that is incorporated or embedded into, linked or called by, or otherwise used in the Company Software, the Company or the applicable Subsidiary is materially in compliance with all applicable Open Source Licenses with respect thereto.

(j) Information Technology. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, the Systems are free from any material defect, bug, viruses, worms, Trojan horses, keylogger software, embedded fault, or such code or programs or malicious code designed or intended to have, or capable of performing or without user intent will cause, any of the following functions: (A) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (B) compromising the privacy or data security of a user or data; (C) intentionally designed to permit unauthorized access to a computer or network, unauthorized access to or disablement or erasure of software, hardware, or data, or any other similar type of unauthorized activities; (D) resulting in a loss of data; or (E) otherwise adversely impacting the conduct of the business. The Systems have not malfunctioned or failed in a manner that has had a material adverse effect on the operations of the business.

3.18 Privacy and Security.

(a) Data Privacy Compliance. Except as would not have a Company Material Adverse Effect, the Company’s and each of its Subsidiaries’ collection, use and disclosure of any information defined as “personal data,” “personal information,” or any equivalent term under applicable Law (“Personal Information”) is in compliance with (i) the Company’s written privacy policies, (ii) all applicable privacy and data security Laws, and (iii) the privacy and data security requirements of any applicable industry standard with which the Company or any of its Subsidiaries has represented compliance (collectively, “Privacy and Data Security Requirements”).

(b) Governmental Investigations. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since the Lookback Date (i) been subject to any investigation by any Governmental Authority or any other Person; or (ii) received notice of any other notification, claim, demand, audit, complaint, or action by any Governmental Authority or any other Person, in each case of, for any alleged violation of Privacy and Data Security Requirements.

(c) Effect of Transaction. Neither the execution and delivery of this Agreement by the Company Parties, nor the consummation of the Mergers, will result in any violation by the Company or its Subsidiaries of Privacy and Data Security Requirements, except as would not have a Company Material Adverse Effect.

(d) Security. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries maintains industry standard policies and measures designed to protect Personal Information in its possession or control from unauthorized access, use and disclosure. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has since the Lookback Date suffered any actual, alleged or reasonably suspected: (i) breach or other unauthorized access, destruction, damage, disclosure, loss, corruption, alteration, acquisition, or use of any Personal Information in its possession or control; (ii) intrusions or breaches of the security of any Systems; or (iii) disruptions to any Systems that adversely affected the business or operations of the Company and its Subsidiaries that have not been remediated.

(e) Vulnerability Assessments. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have performed a security assessment and vulnerability assessment at industry standard intervals, and have remediated and addressed, or are in the process of remediating and addressing, any and all material vulnerabilities identified in such assessments in a manner consistent with the recommendations of such assessments.

3.19 Tax Matters.

(a) Tax Returns, Payments and Reserves. The Company and each of its Subsidiaries has (i) timely filed (taking into account any applicable valid extensions) all income and other material Tax Returns required to be filed by it in the manner prescribed by applicable Law in all material respects, and all such Tax Returns are true, correct, and complete in all material respects; (ii) timely paid all income and other material Taxes that are due and owing (whether or not shown on any Tax Return); and (iii) made, in accordance with GAAP, adequate provision (or adequate provision has been made on their behalf) for all accrued income and other material Taxes not yet due.

(b) No Tax-Related Waivers. Neither the Company nor any of its Subsidiaries has executed or agreed in writing to any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired (other than any such extensions of time to file Tax Returns or pay Taxes that are granted routinely or automatically by an applicable Governmental Authority).

(c) Withholding Taxes. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries (i) has withheld or collected with respect to their employees and other third Persons all income and other material Taxes required to be withheld and collected; and (ii) to the extent required by applicable Law, has timely paid (taking into account any applicable valid extensions) over any amounts so withheld to the appropriate Governmental Authority.

(d) No Audits. No audits or other examinations or other proceedings with respect to income and other material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and have not been resolved. Within the past three years no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to income or other material Taxes in that jurisdiction.

(e) Sales Taxes. In accordance with applicable Law, the Company and each of its Subsidiaries have properly collected and remitted material sales, use, value added and similar Taxes with respect to sales or leases made or services provided to its customers.

(f) No Spin-offs. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) No Listed Transactions. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(h) No Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of law; or (iii) has been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is the Company).

(i) No Tax Liens. There are no liens (other than Permitted Liens) for Taxes on any assets of the Company or any of its Subsidiaries.

(j) Pre-Closing Actions. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in its taxable income, or exclude any material item of deduction from taxable income, for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) installment sale or open transaction disposition made prior to Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed with a Governmental Authority prior to the Closing, or (v) any prepaid amount received outside of the ordinary course of business prior to the Closing.

(k) Tax Agreements and Rulings. No closing agreements, private letter rulings, Tax holidays that require specific application therefor, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued or requested from any Governmental Authority with or in respect of the Company or any of its Subsidiaries.

(l) FIRPTA. Neither the Company nor any of its Subsidiaries are, nor have they ever been, “United States real property holding corporations” within the meaning of Section 897 of the Code, and the Company and each of its Subsidiaries have filed with the United States Internal Revenue Service all statements, if any, that are required under Treasury Regulations Section 1.897-2(h).

(m) Transfer Pricing. The Company and each of its Subsidiaries have complied in all material respects with all applicable transfer pricing laws, including Section 482 of the Code and any similar provision of state, local or foreign applicable Law.

3.20 Employee Plans.

(a) Company Benefit Plans. Section 3.20(a) of the Company Disclosure Letter lists each material Company Benefit Plan (excluding (A) individual at-will offer letters or agreements made on the Company’s standard forms, and (B) individual award agreements memorializing Company Equity-Based Awards made on the Company’s standard forms, in each case that do not provide for severance or change of control pay or benefits and do not materially deviate from such forms; provided that such standard forms be listed on Section 3.20(a) of the Company Disclosure Letter). With respect to each material Company Benefit Plan listed on Section 3.20(a) of the Company Disclosure Letter, other than an International Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Benefit Plan; (ii) the most recent determination letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions; (iv) any related trust agreements; and (v) any material notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any compliance issues in respect of any such Company Benefit Plan. With respect to each material Company Benefit Plan that is maintained primarily for the benefit of any Service Provider whose primary work location is based outside of the United States (the “International Employee Plans”), to the extent applicable, the Company has made available to Parent true, correct and complete copies of (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such International Employee Plan; and (2) any document comparable to the determination letter referenced pursuant to clause (ii) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(b) Absence of Certain Plans. No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has, within the last six years, maintained, sponsored or contributed to or been required to contribute to, or currently maintains, sponsors or participates in, contributes to or is required to contribute to, or otherwise has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c) Compliance. Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(d) Company Benefit Plan Legal Proceedings. Except as would not have a Company Material Adverse Effect, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f) No Post-Termination Welfare Benefit Plan. Except as would not have a Company Material Adverse Effect, no Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(g) No Entitlements. Neither the execution and delivery of this Agreement, the Requisite Stockholder Approval or any other approval of this Agreement, nor the consummation of the transactions contemplated herein, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of a member of the Company or any of its Subsidiaries to any change in control, transaction, retention, or severance pay or any material increase in any such payment (including in respect of any notice period, as applicable), (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such current or former employee, director, officer or independent contractor, (iii) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or (iv) create or otherwise result in any liability with respect to any Company Benefit Plan.

(h) Section 280G. No payment or benefit that will be made by the Company or any Subsidiary as a result of the Mergers will be characterized as a parachute payment within the meaning of Section 280G of the Code.

(i) Section 409A. Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been documented and operated in compliance with, or pursuant to an exemption from, Section 409A of the Code.

3.21 Labor Matters.

(a) Union Activities. Neither the Company nor any of its Subsidiaries is a party to, nor bound by, any collective bargaining agreement, labor union contract, trade union agreement, or other labor-related agreement or arrangement with any labor union, labor organization or works council (collectively, “Labor Agreements”), and no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council. No labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries, and there have been no labor organizing activities with respect to any employees with regard to their employment with the Company or any of its Subsidiaries. No Labor Agreement is being negotiated by the Company or any of its Subsidiaries. In the last three (3) years, there has been no actual or, to the Knowledge of the Company, threatened, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company or any of its Subsidiaries.

(b) Employment Law Compliance. The Company and its Subsidiaries are, and for the last three (3) years have been, in material compliance with all applicable Laws and orders with respect to employment and employment practices (including applicable Laws, rules and regulations regarding wage and hour requirements, immigration, discrimination in employment (including diversity, equity and inclusion), employee health and safety, collective bargaining, terms and conditions of employment, child labor, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, and automated employment decision tools and other artificial intelligence).

(c) No Violations of Employment Obligations. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(d) No Specified Settlement Agreements. None of the Company or its Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of the Company or its Subsidiaries or (ii) a supervisory or managerial employee of the Company or its Subsidiaries. To the Knowledge of the Company, in the last five (5) years, no allegations of harassment or discrimination of any kind have been made against (i) any officer of the Company or its Subsidiaries or (ii) a supervisory or managerial employee of the Company or its Subsidiaries.

(e) No Misclassification. Except as would not have a Company Material Adverse Effect, (i) no current or former independent contractors of the Company or any of its Subsidiaries have been misclassified as such by the Company or any of its Subsidiaries pursuant to applicable Law; and (ii) all employees of the Company or any of its Subsidiaries classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified as exempt.

(f) No Employment Litigation. Except as would not have a Company Material Adverse Effect, there are no claims, suits, investigations, or other legal proceedings pending or, to the Knowledge of the Company, threatened by or on behalf of any employee of the Company or any of its Subsidiaries, that relate to employment or labor matters.

(g) No Consultation or Notification Obligations. Except as would not (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impede the ability of the Company Parties to consummate the Mergers, neither the Company nor any of its Subsidiaries is required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any union, works council or similar foreign labor organization, prior to or otherwise in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

3.22 Permits. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted (such Permits, the “Required Permits”). Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (a) the Company and its Subsidiaries are in compliance with the terms of the Required Permits; and (b) no suspension or cancellation of any of the Required Permits is pending or, to the Knowledge of the Company, threatened.

3.23 Compliance with Laws.

(a) General Compliance. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written communication since the Lookback Date from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in material compliance with or is in material default or material violation of any applicable Laws.

(b) Export Controls. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf and at the direction of the Company or any of its Subsidiaries (“Company Relevant Persons”), is currently, or since April 24, 2019 has been: (i) a Sanctioned Person, (ii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of applicable United States or non-U.S. Laws relating to export, reexport, transfer and import controls, trade or economic sanctions, or U.S. anti-boycott Laws (collectively, “Trade Controls Laws”), or (iii) otherwise in violation of applicable Trade Controls Laws.

(c) Anti-Bribery Laws. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, since the Lookback Date, the Company and each of its Subsidiaries, including each of their respective directors, officers or employees, and, to the Knowledge of the Company, the Company Relevant Persons have not, while acting on behalf of the Company or its Subsidiaries, directly or indirectly, (i) committed a violation of the FCPA or any other applicable U.S. or non-U.S. Laws relating to the prevention of corruption, money laundering, or bribery (“Anti-Bribery Laws”); or (ii) provided, accepted, given, received, offered, promised, or authorized or agreed to give or receive anything of value to or from any Person, including any “foreign official” (as defined by the FCPA) to unlawfully obtain business, or direct business to any person, or secure an advantage, in each case in violation of Anti-Bribery Laws. At all times since the Lookback Date, the Company and each of its Subsidiaries have made and kept books, records, and accounts, which, in reasonable detail, accurately and fairly reflect their respective transactions and dispositions of assets, and have devised and maintained a system of internal accounting controls that are reasonably tailored to the Company’s size, complexity, operations, business lines, geographic footprint, and business model and designed to provide reasonable assurances that the Company complies with the FCPA.

(d) Anti-Bribery and Trade Controls Compliance. To the Knowledge of the Company, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Authority regarding the violation of Trade Control Laws or Anti-Bribery Laws by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has, within the last five years, received from any Governmental Authority or other Person any written notice, inquiry, request for information or other allegation stating that the Company or any of its Subsidiaries is the subject or target of an investigation, or made any disclosure to a Governmental Authority, in each case, related to violations by the Company or any of its Subsidiaries of Anti-Bribery Laws since the Lookback Date, or in each case related to violations by the Company or any of its Subsidiaries of Trade Controls Laws since April 24, 2019.

(e) Exclusions. No representation or warranty is made in this Section 3.23 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Laws, which is exclusively addressed by Section 3.16; (c) compliance with Privacy and Data Security Requirements, or matters pertaining to privacy, security, or Personal Information, which are exclusively addressed by Section 3.18; or (d) compliance with Tax Laws, which is exclusively addressed by Section 3.19 and Section 3.20 (to the extent related to Taxes); (e) compliance with ERISA and other applicable Laws relating to employees and employee benefits, which are exclusively addressed by Section 3.19, Section 3.20 and Section 3.21; or (f) compliance with employment or labor laws, which is exclusively addressed by Section 3.21.

(f) Critical Technology. Neither the Company nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates or develops one or more “critical technologies,” as the term is defined in 31 C.F.R. 800.215, other than those eligible for export under 15 C.F.R. 740.17(b) (“License Exception ENC”).

3.24 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impede the ability of the Company Parties to consummate the Mergers, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b) No Orders. Neither the Company nor any of its Subsidiaries is subject to any Order that would reasonably be expected to prevent or materially delay the consummation of the Mergers or the ability of the Company to fully perform its covenants pursuant to this Agreement.

3.25 Insurance.

(a) Policies and Programs. Except as would not have a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect.

(b) No Cancellation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, since the Lookback Date, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals.

3.26 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that have not been so disclosed.

3.27 Brokers. Except for the Company Financial Advisors, there is no financial advisor, investment banker, broker, finder, agent or other similar Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Mergers.

3.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any Transaction Document:

(i) none of the Buyer Parties or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Buyer Parties, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Mergers;

(ii) no Person has been authorized by the Buyer Parties, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to the Buyer Parties, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by the Buyer Parties, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Buyer Parties in this Agreement and in any Transaction Document are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each Buyer Party disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any Transaction Document, it is not acting (including, as applicable, by entering into this Agreement or consummating the Mergers) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties represent and warrant to the Company Parties as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Subs. Merger Sub I and Merger Sub II (i) is a corporation or limited liability company duly organized or formed, validly existing and in good standing pursuant to the DGCL or the DLLCA, as applicable; and (ii) has the requisite corporate or limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the Mergers and, prior to the Company LLC Merger Effective Time or the Company Merger Effective Time, as applicable, each of Merger Sub I and Merger Sub II will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent is the sole record and beneficial stockholder or unitholder of Merger Sub I and Merger Sub II, as applicable.

(c) Organizational Documents. Parent has made available to the Company Parties true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Parties, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2 Power; Enforceability. Each Buyer Party has the requisite organizational power and authority to (a) execute and deliver this Agreement and any Transaction Document to which it is a party; (b) perform its covenants under this Agreement and any Transaction Document to which it is a party; and (c) subject to, in the case of Merger Sub I and Merger Sub II, receiving the approval of Parent, in its capacity as the sole stockholder or unitholder, as applicable, consummate the Mergers. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants under this Agreement and any Transaction Document to which it is a party, and, subject to, in the case of Merger Sub I and Merger Sub II, receiving the approval of Parent, in its capacity as the sole stockholder or unitholder, as applicable, the consummation of the Mergers have each been duly authorized by all necessary organizational action on the part of each of Buyer Party. This Agreement and any Transaction Document to which it is a party has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company Parties (or with respect to the Transaction Documents, the other signatories thereto), constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of their respective covenants under this Agreement, and the consummation of the Mergers do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, require any Consent under, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets are bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Buyer Parties in connection with the (a) execution and delivery of this Agreement by each Buyer Party; (b) performance by each of Buyer Party of their respective covenants pursuant to this Agreement; or (c) consummation of the Mergers, except (i) the filing of the Company LLC Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act, any applicable foreign Antitrust Laws and any applicable Investment Screening Laws; and (iv) such other Consents the failure of which to obtain would not have a Parent Material Adverse Effect.

4.5 Compliance with Laws. Except as would not have a Parent Material Adverse Effect, Parent, each of its Subsidiaries and its and their Affiliates are in compliance with all Laws that are applicable to the Parent, its Subsidiaries and its and their Affiliates or to the conduct of the business or operations of the Parent, its Subsidiaries and its and their Affiliates. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written communication since the Lookback Date from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in material compliance with or is in material default or material violation of any applicable Laws.

4.6 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties that would have a Parent Material Adverse Effect.

(b) No Orders. No Buyer Party is subject to any Order of any kind or nature that would have a Parent Material Adverse Effect.

4.7 Ownership of Company Capital Stock. During the three years prior to the date of this Agreement, none of the Buyer Parties or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of the

Buyer Parties or any of their Affiliates (a) has “owned” any shares of Company Capital Stock or Company LLC Units; or (b) has been an “interested stockholder” (as such terms are defined in the Company Charter) of the Company.

4.8 Brokers. Except for Goldman Sachs & Co., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Mergers for which the Company Parties or any of their Subsidiaries would be liable.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Mergers. The vote or consent of Parent, as the sole stockholder of Merger Sub II is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub II necessary to approve this Agreement and the Company Merger. The vote or consent of Parent, as the sole member of Merger Sub I is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub I necessary to approve this Agreement and the Company LLC Merger.

4.10 Financing.

(a) Equity Commitment Letter. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter, dated as of the date of this Agreement, between the equity investors party thereto (the “Sponsors”) and Parent (as amended or replaced, and including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, the “Equity Commitment Letter”) pursuant to which the Sponsors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Financing”) for the purpose of funding (i) all amounts payable by the Company Parties, the Buyer Parties or any of their respective Affiliates in connection with the Mergers and the Equity Commitment Letter and the transactions pursuant thereto and (ii) monetary damages or other amounts that are payable by the Buyer Parties to the Company Parties as a result of, or following, any breach or termination of this Agreement. The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary of, and is entitled to enforce, the Equity Commitment Letter, including in connection with the Company’s exercise of its rights under Section 9.10; (B) Parent and the Sponsors have waived any defenses to the enforceability of such third party beneficiary rights; and (C) Parent and the Sponsors have agreed that they will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by the Company of such third party beneficiary rights to enforce the Equity Commitment Letter in accordance with the terms and conditions thereof. There are no Contracts, agreements, side letters or other written arrangements that would permit the parties to the Equity Commitment Letter to reduce the amount of the Equity Financing, impose additional conditions precedent or that would otherwise materially affect the availability of the Equity Financing on the Closing Date (or, with respect to the funding of monetary damages or other amounts payable by the Buyer Parties to the Company Parties following the termination of this Agreement, on or after the termination of this Agreement).

(b) No Amendments. As of the date of this Agreement, (i) the Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the date of this Agreement; (ii) no such amendment or modification is contemplated; and (iii) the commitments contained in the Equity Commitment Letter have not been withdrawn, terminated, repudiated or rescinded in any respect, and no such withdrawal, termination, repudiation or rescission is contemplated. There are no Contracts, agreements, side letters or arrangements to which the Buyer Parties are a party relating to the funding, investing or use, as applicable, of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter.

(c) Sufficiency of Financing. The aggregate amount committed pursuant to the Equity Commitment Letter is sufficient to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II) in connection with or as a result of the Mergers; and (ii) pay all fees, expenses and other amounts required to be paid at the Closing by the Company Parties, the Buyer Parties or any of their respective Affiliates in connection with the Mergers and the other transactions contemplated hereby.

(d) Solvency. None of the Buyer Parties or the Sponsors are entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Parent is Solvent as of the date of this Agreement, and assuming the accuracy of the representations and warranties set forth in Article III, each of Parent and the Company and its Subsidiaries (on a consolidated basis) will, after giving effect to the Mergers, including the funding of the Debt Financing or Equity Financing and payment of all other amounts required to be paid in connection with the consummation of the Mergers, including the payment of all related fees and expenses, and assuming the accuracy of the representations and warranties set forth in Article III, be Solvent at and immediately after the Closing. The term “Solvent” means, with respect to a particular date, that on such date, (i) the sum of the assets, at a fair valuation, of Parent and, after the Closing, Parent and the Surviving Entities and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) will exceed their debts, (ii) Parent and, after the Closing, Parent and the Surviving Entities and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (iii) Parent has and, after the Closing, the Surviving Entities and its Subsidiaries (on a consolidated basis) and of each of them (on a stand-alone basis) will have, sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.10(d), “debt” means any liability on a claim, and “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (B) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

(e) Validity; No Contrary Expectation. The Equity Commitment Letter in the executed form delivered by Parent to the Company is in full force and effect and constitutes the legal, valid and binding obligation of the Buyer Parties and the Sponsors, enforceable against the Buyer Parties and the Sponsors in accordance with its terms, except, in each case, as enforcement may be limited by the Enforceability Limitations. Other than as expressly set forth in the Equity

Commitment Letter, there are no conditions precedent or other contingencies related to the funding, investing or use of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which the Sponsors, the Buyer Parties or any of their respective Affiliates is a party. No party to the Equity Commitment Letter has committed any breach of any of its covenants or other obligations set forth in, or is in default under, the Equity Commitment Letter as of the date of this Agreement. No event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of any party to the Equity Commitment Letter; (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in the Equity Commitment Letter; (iii) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect; or (iv) otherwise result in any portion of the Equity Financing not being available. As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it; or (B) the full amounts committed pursuant to the Equity Commitment Letter will not be available as of the Closing (or, with respect to the funding of monetary damages or other amounts payable by the Buyer Parties to the Company Parties following the termination of this Agreement, as of or after the termination of this Agreement). As of the date of this Agreement, the Buyer Parties have fully paid, or caused to be fully paid, all applicable fees, expenses, premiums and charges that are due and payable on or prior to the date of this Agreement in connection with the Equity Financing.

(f) No Exclusive Arrangements. As of the date of this Agreement, none of the Sponsors, the Buyer Parties or any of their respective Affiliates have entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Mergers.

4.11 Absence of Stockholder and Management Arrangements. As of the date of this Agreement, no Buyer Party or any of its Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, manger, member, employee or Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Mergers; or (ii) the Surviving Entities or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) holder of Company LLC Units or Company Capital Stock would be entitled to receive consideration of a different amount or nature than the Per Unit Price or Per Share Price in respect of such holder’s shares of Company LLC Units or Company Capital Stock; (ii) holder of Company LLC Units or Company Capital Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person other than the Sponsors has agreed to provide, directly or indirectly, an equity investment to the Buyer Parties or the Company Parties to finance any portion of the Mergers.

4.12 Sanctions. No Buyer Party, any of its Affiliates or any of its and their respective officers, directors, employees, agents, stockholders or partners is currently, and has never been, (i) a Sanctioned Person or (ii) organized, resident or located in a Sanctioned Country.

4.13 ENC-Eligible Buyer. Each Buyer Party (to the extent that it is a foreign person as defined in the DPA), and any foreign person or group of foreign persons, as applicable, that control any Buyer Party, are eligible for License Exception ENC with respect to the products and technology of the Company and its Subsidiaries, and all parties that hold in the aggregate, directly or indirectly, a 25 percent or more “voting interest for purposes of critical technology mandatory declarations” (as defined in the DPA) in a Buyer Party are eligible for License Exception ENC with respect to the products and technology of the Company and its Subsidiaries.

4.14 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any Transaction Document:

(i) neither the Company Parties nor any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Mergers;

(ii) no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Mergers, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company Parties in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company Parties disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Mergers) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Mergers; (B) in connection with presentations by or discussions with the Company’s management (whether prior to or after the date of this Agreement); or (C) in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Covenants.

(a) Ordinary Course Operation. During the Pre-Closing Period, each of the Company Parties will, and will cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business and operations in the ordinary course of business except (i) as expressly contemplated by this Agreement, including Section 5.2; (ii) as set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Company Disclosure Letter; (iii) as required by applicable Law; or (iv) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed) (all such exceptions, the “Covenant Exceptions”).

(b) Additional Affirmative Covenants. During the Pre-Closing Period and for so long as Section 5.2 is in effect, the Company will, and will cause each of its Subsidiaries to, subject to the Covenant Exceptions, use its reasonable best efforts to (i) preserve intact its material assets, properties and business organizations; (ii) keep available the services of its current officers and key employees; and (iii) preserve the goodwill and current relationships of the Company and its Subsidiaries with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company Parties or any of their respective Subsidiaries has business relations, in each case solely to the extent that the Company Parties or one of their respective Subsidiaries has not, as of the date of this Agreement, already notified such third Person of its intent to terminate those relationships.

(c) Clarification on Provision Interaction. For the avoidance of doubt, the taking by the Company Parties or any of their respective Subsidiaries of any action they are permitted to take pursuant to Section 5.2, or the failure by the Company Parties or any of their respective Subsidiaries to take any action that they are expressly prohibited from taking pursuant to Section 5.2, will not be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants. During the Pre-Closing Period, the Company Parties will not, and will not permit any of their Subsidiaries to (in each case subject to the Covenant Exceptions):

(a) amend or otherwise change the Company Charter, the Company Bylaws, the Company LLC Agreement or any other similar organizational document of the Company Parties’ Subsidiaries (other than immaterial amendments to such organizational documents of the Company Parties’ Subsidiaries);

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell or deliver, or agree or commit to issue, sell or deliver, any of its equity securities (whether through the issuance or granting of options, restricted stock, restricted stock units, profits interest units, warrants, commitments, subscriptions, rights to purchase or any other equity or equity-based instruments), except, in each case, (i) for the issuance, delivery or sale of shares of Company Common Stock pursuant to Company Equity-Based Awards (A) outstanding as of the date of this Agreement or (B) issued in compliance with this Section 5.2 or pursuant to the ESPP, in each case in accordance with their terms; (ii) as required by any Company Benefit Plan in effect on the date of this Agreement or entered into in compliance with this Section 5.2; (iii) as contemplated by Section 5.2(i); (iv) pursuant to any redemption, exchange or conversion of Company LLC Units or shares of Company Common Stock in accordance with the terms of the Company LLC Agreement or the Company Charter, as applicable; or (v) for the issuance, delivery or sale of (or agreement to issue, sell or deliver) equity securities by any Subsidiary to the Company or another Subsidiary;

(d) acquire, repurchase or redeem any of its equity securities, except, in each case, (i) pursuant to the terms and conditions of Company Equity-Based Awards in accordance with their terms or to otherwise satisfy Tax obligations with respect to awards granted pursuant to a Company Equity Plan or to pay the exercise price of Company Options; (ii) for transactions between the Company and any of its Subsidiaries or among any Subsidiaries of the Company; or (iii) pursuant to any redemption, exchange or conversion of Company LLC Units or shares of Company Common Stock in accordance with the terms of the Company LLC Agreement or the Company Charter, as applicable;

(e) (i) adjust, split, subdivide, combine or reclassify any of its capital stock or other equity or voting interests; (ii) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock or other equity or voting interests, or make any other actual, constructive or deemed distribution in respect of its capital stock or other equity or voting interests, except for dividends or other distributions made by any Subsidiary of the Company LLC to the Company, the Company LLC, or one of the Company LLC’s other Subsidiaries; (iii) pledge or encumber any of its capital stock or other equity or voting interests (other than Permitted Liens); or (iv) modify the terms of any of its capital stock or other equity or voting interests;

(f) acquire (by merger, consolidation or acquisition of stock or assets) any third Person, or any equity interest in, or business or business division of, or all or substantially all of the assets of, any third Person that, in each case, is material to the Company;

(g) (i) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property; (ii) other than in the ordinary course of business, affirmatively waive, release or assign any material right or claim under, any Lease; or (iii) lease or encumber in any material respect, or convey or otherwise dispose of any Leased Real Property (other than as a result of the expiration of any Lease in accordance with its terms);

(h) (i) incur or assume any indebtedness for borrowed money or issue any debt securities, except, in each case, (A) short-term debt incurred to fund operations of the business in the ordinary course of business and not in excess of $500,000 in the aggregate; (B) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries; (C) obligations incurred pursuant to business credit cards in the ordinary course of business; or (D) pursuant to the Credit Agreement; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third Person, except with respect to obligations of the Company LLC or any direct or indirect wholly owned Subsidiaries of the Company LLC; (iii) make any loans, advances or capital contributions to, or investments in, any third Person, except, in each case, for (A) extensions of credit to customers; and (B) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in or to the Company LLC or any direct or indirect wholly owned Subsidiaries of the Company LLC; or (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any lien thereon (other than Permitted Liens);

(i) except (i) as required pursuant to the terms of any Company Benefit Plan in effect on the date of this Agreement or (ii) as expressly provided in this Agreement (including as permitted pursuant to this Section 5.2(i)), (A) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Benefit Plan, in each case except for renewals of health and welfare Company Benefit Plans in the ordinary course of business that do not materially increase the costs of such Company Benefit Plans; (B) grant to any Service Provider any increase in cash compensation, bonus or fringe or other benefits, other than increases in the ordinary course of business for any Service Provider whose annual base cash compensation or fees do not exceed $275,000; (C) grant to any Service Provider any increase in change in control, severance or termination pay; (D) enter into any employment agreement with any Service Provider (other than (1) with newly-hired employees, promoted employees or consultants that are hired or promoted, as applicable, in the ordinary course of business and whose annual base cash compensation or fees will not exceed $275,000, or to replace non-executive officer personnel terminated for cause or who resign voluntarily; or (2) offer letters, employment agreements, or separation agreements offered and outstanding as of the date of this Agreement); (E) hire or engage any Service Provider, other than the hiring or engagement in the ordinary course of business of any Service Provider with annual base cash compensation or fees that do not exceed $275,000; or (F) terminate (other than for cause) any employee of the Company or any of its Subsidiaries, other than terminations in the ordinary course of business of employees with annual base cash compensation that does not exceed $275,000;

(j) modify, renew, extend, negotiate, or enter into any Labor Agreement, or recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(k) waive, release, or amend the restrictive covenant obligations of any Service Provider with annual base cash compensation or fees of $225,000 or more, or current or former officer or director of the Company or any of its Subsidiaries;

(l) settle, release, waive or compromise any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings (i) solely for monetary damages payable by the Company or its Subsidiaries in an amount not in excess of $1,000,000 (excluding the amount reserved for such matters by the Company in the Audited Company Balance Sheet or otherwise covered by insurance); or (ii) in compliance with Section 6.15;

(m) except as required by applicable Law, GAAP, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable; or (ii) make any material change in any of its accounting principles or practices;

(n) except as required by applicable Law, (i) make, change or revoke any material Tax election; (ii) adopt or change any material accounting method or accounting period in respect of Taxes; (iii) file any material amended Tax Return; (iv) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material Tax (other than any agreement entered into in the ordinary course of business not principally relating to Taxes); (v) surrender or forfeit any right to claim a material Tax refund (other than by way of inaction); (vi) settle or compromise any material Tax claim or assessment; or (vii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment;

(o) (i) incur, authorize or commit to incur any material capital expenditures other than (A) consistent in all material respects with the capital expenditure budget set forth in Section 5.2(o) of the Company Disclosure Letter; (B) pursuant to obligations imposed by Material Contracts or Leases; or (C) pursuant to agreements in effect prior to the date of this Agreement; (ii) (A) enter into any Contract which if entered into prior to the date hereof would be a Material Contract, other than (1) any Contract (x) which would be a Material Contract solely due to its status as an IP Contract of the kind required to be listed in Section 3.17(e)(i), Section 3.17(e)(ii) or Section 3.17(e)(iii) of the Company Disclosure Letter, or (y) with a Major Customer or Major Supplier entered into in the ordinary course of business, and in the case of any Contracts such as would not otherwise be a Material Contract, or (2) renewals or extensions of Material Contracts that are expiring in accordance with their terms and are not terminating as a result of the Mergers, or (B) modify or amend in any material respect, or terminate, any Material Contract (other than any Material Contract that has expired or terminated in accordance with its terms or pursuant to express termination rights in Leases); (iii) modify, amend or terminate, the Company TRA, other than pursuant to the Company TRA Amendment, or modify, amend or terminate the Company TRA Amendment; (iv) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (v) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (vi) implement any plant closings, employee layoffs or similar act that would require notification under the WARN Act;

(p) enter into any material joint venture or legal partnership with any third Person;

(q) sell, assign or otherwise dispose of, lease or license any tangible asset or property material to the Company and its Subsidiaries, taken as a whole, to any other Person;

(r) sell, assign, abandon, let lapse, transfer or license (other than non-exclusive licenses granted in the ordinary course of business) any Company Intellectual Property material to the Company and its Subsidiaries, taken as a whole, to any other Person; or

(s) enter into, or agree or commit to enter into, a Contract or other agreement to take any of the actions prohibited by this Section 5.2.

5.3 Process Related to Affirmative Covenants and Forbearance Covenants. If the Company Parties desire to take an action that would be prohibited by Section 5.1 or Section 5.2 without the prior approval of Parent, then, prior to taking such action, the Company Parties (in lieu of the procedure outlined in Section 9.2) may request consent by sending an email to each of the individuals listed in Section 5.3 of the Company Disclosure Letter specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken). Any of the individuals listed in Section 5.3 of the Company Disclosure Letter may grant consent on behalf of Parent. Parent will use reasonable best efforts to respond affirmatively or negatively to such request within five Business Days.

5.4 Acquisition Proposals.

(a) No Solicitation.

(i) No Further Discussions. Subject to Section 5.4(b), following the execution and delivery of this Agreement, the Company Parties will cease any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person and its Representatives (other than the Buyer Parties or any of their respective Representatives) relating to an Acquisition Transaction.

(ii) Return of Information. Unless the Company Parties have already so requested, promptly following the date of this Agreement, the Company Parties will request that each Person (other than the Buyer Parties or any of their respective Representatives) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction within the 12 months prior to the date of this Agreement promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement.

(iii) Restrictions on Activities. Subject to Section 5.4(b) during the Pre-Closing Period, the Company Parties, their respective Subsidiaries and each Company Party’s managers, directors and executive officers will not, and the Company Parties will not authorize or direct any of their other Representatives to, directly or indirectly, (A) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any third Person or Group (other than the Buyer Parties or any of their respective Representatives) any non-public information relating to the Company Parties or any of their Subsidiaries or afford to any Person or Group (other than the Buyer Parties or any of their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Parties or any of their Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any third Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons that would reasonably be expected to lead to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.4 or discussing any Acquisition Proposal made by any Person or Group with such Person or Group to the extent necessary to clarify the terms of the Acquisition Proposal); (D) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (E) commit to do any of the foregoing. Following the date of this Agreement, the Company Parties will not be required to enforce, and, prior to the execution and delivery to the Company of the Stockholder Written Consent, will be permitted to waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a proposal being made to the Company Parties or the Company Board (or any committee thereof).

(b) Permitted Conduct Related to Certain Proposals. Notwithstanding anything to the contrary in this Section 5.4, prior to the execution and delivery to the Company of the Stockholder Written Consent, the Company Parties (including the Company Board (or a committee thereof)) may, directly or indirectly through one or more of their Representatives (including the Company Financial Advisors), (i) participate or engage in discussions or negotiations with; (ii) subject to an Acceptable Confidentiality Agreement, (A) furnish any non-public information relating to the Company Parties or any of their Subsidiaries to, or (B) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Parties or any of their Subsidiaries to; or (iii) otherwise facilitate the making of a Superior Proposal by, in each case, any Person or Group or their respective Representatives and financing sources that has made, renewed or delivered to the Company Parties an Acquisition Proposal after the date of this Agreement that was not solicited in material breach of Section 5.4(a). However, the Company Parties (including the Company Board (or a committee thereof)) may only engage in the activities contemplated by the prior sentence if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (i) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take the actions contemplated by this Section 5.4(b) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company Parties will promptly make available to Parent any non-public information concerning the Company Parties and their Subsidiaries that is provided to any third party pursuant to this Section 5.4(b) that was not previously made available to Parent.

(c) No Company Board Recommendation Change or Entry into an Alternative Acquisition Agreement.

(i) Restricted Activities. Except as provided by Section 5.4(d) or Section 5.4(e), during the Pre-Closing Period, the Company Board (or a committee thereof) will not:

(1) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent or (B) fail to publicly reaffirm the Company Board Recommendation after Parent so requests in writing within 10 Business Days of the receipt by the Company of an Acquisition Proposal (it being understood that the Company will not be obligated to reaffirm the Company Board Recommendation (x) on more than one occasion with respect to an Acquisition Proposal or (y) following the execution and delivery to the Company of the Stockholder Written Consent) (any action described in clauses (A) or (B), a “Company Board Recommendation Change”); or

(2) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(ii) Permitted Activities. Notwithstanding anything to the contrary in this Agreement, none of (A) the determination in itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal; (B) the delivery, in itself, by the Company to Parent or its Representatives of any notice contemplated by Section 5.4(d) or Section 5.4(e); or (C) the public disclosure, in itself, of the items in clauses (A) and (B) will constitute a Company Board Recommendation Change or violate this Section 5.4.

(d) Intervening Events. Notwithstanding anything to the contrary in this Agreement, at any time prior to the execution and delivery to the Company of the Stockholder Written Consent, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if and only if:

(i) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(ii) the Company has provided prior written notice to Parent at least four days in advance to the effect that the Company Board (or a committee thereof) has (A) made the determination contemplated by Section 5.4(d)(i) and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.4(d), which notice will describe the Intervening Event in reasonable detail; and

(iii) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5:00 p.m. at the end of such four day period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that the Company Board (or a committee thereof) no longer makes the determination contemplated by Section 5.4(d)(i); and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation).

(e) Superior Proposals. Notwithstanding anything to the contrary in this Agreement: the Company Board may, at any time prior to the execution and delivery to the Company of the Stockholder Written Consent, (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h), in each case if and only if:

(i) the Company has received a written Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal;

(ii) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(iii) the Company has complied in all material respects with its covenants pursuant to Section 5.4(a) with respect to such Acquisition Proposal;

(iv) the Company has provided prior written notice to Parent at least four days in advance (such period, the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) made the determinations contemplated by Section 5.4(e)(i) and Section 5.4(e)(ii) and (B) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(h), which notice must describe the material terms of such Acquisition Proposal and include copies of all definitive agreements relating to such Acquisition Proposal (unless any such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or Group that is in effect on the date of this Agreement); and

(v) prior to effecting such Company Board Recommendation Change or termination of this Agreement pursuant to Section 8.1(h), the Company and its Representatives, until 5:00 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that the Company Board (or a committee thereof) no longer makes the determinations contemplated by Section 5.4(e)(i) and Section 5.4(e)(ii); and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (1) in the event of any material revision, amendment, update or supplement to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(e)(v) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being two days); and (2) at the end of the Notice Period, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such Acquisition Proposal is a Superior Proposal.

(f) Notice to Parent of Acquisition Proposals. During the Pre-Closing Period, the Company will promptly (and, in any event, by the later of (i) 24 hours from the receipt thereof and (ii) 5:00 p.m. on the next Business Day) notify Parent in writing if, to the Knowledge of the Company (which, for this purpose, will be deemed to include each member of the Company Board and will not be deemed to be only as of the date of this Agreement), (A) an Acquisition Proposal is received by the Company or any of its Representatives or (B) any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives, in each case, in connection with a potential Acquisition Proposal. Such notice must include the identity of the Person or Group making such proposal or request and the material terms of such proposal and, if in writing, a copy thereof (unless any such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or Group that is in effect on the date of this Agreement). Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposal (including any material amendments thereto) and the status of any such discussions or negotiations.

(g) Permitted Disclosures by the Company and the Company Board. So long as the Company expressly restates the Company Board Recommendation in any such public disclosure, as applicable (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act):

(i) nothing in this Agreement will prohibit or restrict the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.4; or (D) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company or its Subsidiaries) that the Company Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law; and

(ii) it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect to an Acquisition Proposal will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(h) Breach of No-Solicitation Covenants by Representatives of the Company Parties. The Company Parties agree that if it (i) affirmatively permits any statutory manager, director or executive officer of any Company Party to take any action or (ii) is made aware of and does not subsequently use its reasonable best efforts to prohibit or terminate an action by one of its other Representatives and, in each case, such action would constitute a material breach of this Section 5.4 if taken by the Company during the Pre-Closing Period, then such action will be deemed to constitute a breach by the Company of this Section 5.4.

5.5 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company Parties, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Company LLC Merger Effective Time or the Company Merger Effective Time. Prior to the Company LLC Merger Effective Time or the Company Merger Effective Time, each of Parent, the Company LLC and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Efforts to Cause the Closing.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties, on the one hand, and the Company Parties, on the other hand, will use their respective reasonable best efforts to: (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Mergers, including by using reasonable best efforts to: (A) cause the conditions to the Mergers set forth in Article VII to be satisfied; (B) seek to obtain all consents, waivers, approvals, orders, authorizations and expirations or terminations of waiting periods from Governmental Authorities that are necessary or advisable to consummate the Mergers; and (C) make all registrations, declarations and filings with Governmental Authorities that are necessary or advisable to consummate the Merger.

(b) No Consent Fee. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Mergers, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Additional Agreements. If at any time after the Company Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entities with full title to all properties, assets, rights, approvals and franchises of either of the Company, the Company LLC, Merger Sub I or Merger Sub II, then the officers, directors and managers of each Party will use their reasonable best efforts to take such action.

6.3 Regulatory Approvals.

(a) Filings Under the HSR Act and Other Applicable Laws. Each Buyer Party, on the one hand, and each Company Party, on the other hand, will use (and will cause their respective Affiliates, including their respective UPE, if applicable, to use) their respective reasonable best efforts to (i) file a Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act with the FTC and the Antitrust Division of the DOJ within 20 Business Days following the date of this Agreement (unless Parent and the Company agree to file such form at a later date); and (ii) promptly file any other mandatory pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws or applicable Investment Screening Laws in connection with the Mergers (which shall include notification under the National Security and Investment Act 2021 (United Kingdom)). Each of Parent and the Company will (and will cause each of its respective Representatives, as applicable, to) (A) cooperate and coordinate with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied with) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use its respective reasonable best efforts to take all action necessary to, as soon as practicable: (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Investment Screening Laws applicable to the Mergers; and (2) obtain any required consents pursuant to any Antitrust Laws or Investment Screening Laws applicable to the Mergers. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Mergers pursuant to the HSR Act or any other Antitrust Laws or Investment Screening Laws applicable to the Mergers, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b) Efforts to Cause the Closing.

(i) In furtherance and not in limitation of Section 6.3(a), if and to the extent necessary to obtain clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions, or other authorizations pursuant to applicable Antitrust Laws or applicable Investment Screening Laws to avoid or eliminate any impediment under Antitrust Laws or Investment Screening Laws applicable to the Mergers so as to allow the consummation of the Mergers as promptly as practicable, each Buyer Party will (and will cause each of its respective Affiliates (other than any Excluded Buyer Affiliate), as applicable, to):

(1) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise:

(A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of the Buyer Parties, on the one hand, and the Company Parties and their Subsidiaries, on the other hand;

(B) the termination, modification, or assignment of existing relationships, joint ventures, Contracts or obligations of the Buyer Parties, on the one hand, and the Company Parties and their Subsidiaries, on the other hand; and

(C) the modification of any course of conduct regarding future operations, or any other restrictions on the activities, of the Buyer Parties, on the one hand, and the Company Parties and their Subsidiaries, on the other hand; and

(2) contest and oppose any request for the entry of, and seek to have vacated or terminated, any decision, Order, judgement, decree, injunction or ruling of any Governmental Authority that would challenge, contest, restrain, enjoin, prevent or delay the consummation of the Mergers or the receipt of any required consents, clearances, approvals, waivers, actions, waiting period expiration or termination, non-actions or other authorizations applicable to the Mergers, including by commencing and pursuing litigation or defending against any Legal Proceeding asserted or initiated by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision, Order, judgment, decree, injunction or ruling by any Governmental Authority.

(ii) Notwithstanding anything to the contrary in this Agreement, no Buyer Party shall have an obligation to offer, negotiate, commit to or effect any action contemplated by Section 6.3(b)(i) (1) that individually or in the aggregate with all other actions taken pursuant to Section 6.3(b)(i), would reasonably be expected to cause a Company Material Adverse Effect, (2) with respect to any Affiliates of the Buyer Parties, other than the Buyer Parties, the Surviving Entities and their respective Subsidiaries or (3) is not conditioned on the closing of the transactions contemplated by this Agreement.

(c) Cooperation. In furtherance and not in limitation of Section 6.3(a) and Section 6.3(b), the Company Parties will (and will cause their respective Subsidiaries to), and the Buyer Parties will (and will cause their respective Affiliates (other than any excluded Buyer Affiliate) to), subject to any restrictions under applicable Law:

(i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any material communication received by such Person from a Governmental Authority in connection with the Mergers and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any material or substantive proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Mergers to a Governmental Authority;

(ii) keep the other Parties reasonably informed with respect to the status of any such material or substantive submissions and filings to any Governmental Authority in connection with the Mergers and any material or substantive developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Mergers;

(iii) give the other Parties the opportunity to consult in advance of, and consider in good faith the views of the other Parties in connection with, any material or substantive meeting, telephone or video conference, or other material or substantive oral or written analysis, appearance, argument, brief, communication, memorandum, opinion, presentation or proposal to be made or submitted to any Governmental Authority; provided that such opportunity to consult shall not delay any of the Buyer Parties’ communications with or submissions to any Governmental Authority; and

(iv) not independently participate in any material or substantive meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Mergers without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate.

(d) Final Control. Without limiting the obligations of the Buyer Parties set forth in this Section 6.3, the Buyer Parties shall, after good faith consultation with Company Parties, have control of and final decision-making authority and lead all communications and strategy relating to this Section 6.3.

(e) Other Restrictions and Agreements.

(i) Restrictions on Parent. The Buyer Parties will not, and will cause their respective Affiliates not to, extend any waiting period under any Antitrust Law or Investment Screening Law or enter into any agreement with any Governmental Authority not to consummate the Mergers, unless the Company has consented in writing to such extension or agreement (such consent not to be unreasonably withheld, conditioned or delayed).

(ii) Treatment of Confidential Information. Notwithstanding anything to the contrary in this Agreement, each Company Party and Buyer Party may:

(1) designate any non-public information or competitively sensitive information provided to any Governmental Authority pursuant to this Section 6.3 as restricted to “outside counsel” and any such information will only be given to the outside counsel of the receiving party, and such outside counsel will not disclose such materials or information to any employees, officers, directors or other Representatives of the receiving party or its Affiliates unless the Party providing the non-public information or competitively sensitive information approves of such disclosure; and

(2) with respect to any materials provided pursuant to this Section 6.3, redact such materials (a) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto; (b) as necessary to comply with applicable Contracts; and (c) as necessary to protect legal privilege.

6.4 Stockholder Written Consent; Preparation of Information Statement.

(a) Stockholder Written Consent. Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company Stockholders, the Company will submit the form of Stockholder Written Consent attached as Exhibit C (the “Stockholder Written Consent”) to the Company Stockholders listed on Exhibit D. If the Stockholder Written Consent is duly executed by the Company Stockholders holding shares of Company Common Stock representing the Requisite Stockholder Approval and is delivered to the Company in accordance with Section 228 of the DGCL, the Company Charter and Section 2.10 of the Company Bylaws, then, as promptly as practicable thereafter, the Company will deliver to Parent a copy of such executed Stockholder Written Consent.

(b) Information Statement. As promptly as practicable following the date of this Agreement (but in any event not later than 25 days after the date of this Agreement, if practicable) the Company will prepare and cause to be filed with the SEC an information statement of the type contemplated by Rule 14c-2 under the Exchange Act related to the Mergers and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”). The Information Statement will also contain (i) the notice of action by written consent required by Section 228(e) of the DGCL; and (ii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. If it is reasonably determined that the Company is required to file any document other than the Information Statement with the SEC in connection with the Mergers pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company Parties will use their reasonable best efforts to cause the Information Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq on the date of filing with the SEC and the date of distribution to the Company Stockholders (if applicable). Except in connection with a Company Board Recommendation Change or thereafter, the Company will consult with Parent and provide Parent and its counsel a reasonable opportunity to review and comment on the Information Statement, any Other Required Company Filing and any amendment or supplement thereto (and to review and comment on any comments of the SEC or its staff on the Information Statement, any Other Required Company Filing or any amendment or supplement thereto), and will reasonably consider all comments made by Parent, prior to the filing thereof. The Company will promptly provide Parent and its legal counsel with a copy or a description of any comments received by the Company or its legal counsel from the SEC or its staff with respect to the Information Statement, any Other Required Company Filing or any amendment or supplement thereto, and will respond promptly to any such comments. Promptly after the earlier to occur of (A) confirmation from the SEC that it will not review, or that it has completed its review of, the Information Statement and (B) 10 days from the date of filing of the preliminary Information Statement with the SEC (or, if the preliminary Information Statement is filed with the SEC after 5:30 p.m. on a specific date, from the immediately subsequent Business Day after such date), in the event the Company has not received notice from the SEC of its intent to review the Information Statement, the Company will file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act and distribute a copy of the Information Statement to the Company Stockholders of record as of the applicable record date or dates for determining the Company Stockholders entitled to receive the notices pursuant to Section 228(e) and Section 262 of the DGCL contained in the Information Statement. If any event relating to any of the Company Parties occurs or if the Company Parties become aware of any information, in each case, that should be disclosed in an amendment or supplement to the Information Statement, then the Company will promptly inform Parent thereof and will promptly file such amendment or supplement with the SEC and, if appropriate, mail such amendment or supplement to the Company Stockholders.

(c) Cooperation. Each Company Party and Buyer Party will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Information Statement, any Other Required Company Filing or any Other Required Parent Filing and the resolution of any comments to either Party received from the SEC.

(d) Other Required Parent Filings. If it is reasonably determined that the Buyer Parties or any Parent Related Parties are required to file any document with the SEC in connection with the Mergers pursuant to applicable Law (an “Other Required Parent Filing”), then the Buyer Parties will promptly prepare and file such Other Required Parent Filing with the SEC. The Buyer Parties will use reasonable best efforts to cause any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC on the date of filing with the SEC and the date of distribution to the Company Stockholders (if applicable). The Buyer Parties will consult with the Company and provide the Company and its counsel a reasonable opportunity to review and comment on any Other Required Parent Filings and any amendment or supplement thereto (and to review and comment on any comments of the SEC or its staff on the Other Required Parent Filings or any amendment or supplement thereto), and will reasonably consider all comments made by the Company, prior to the filing thereof. Parent will promptly provide the Company and its legal counsel with a copy or a description of any comments received by the Buyer Parties or any Parent Related Party or their respective legal counsel from the SEC or its staff with respect to any Other Parent Required Filings or any amendment or supplement thereto, or otherwise in connection with the transactions contemplated by this Agreement, and will respond promptly to any such comments.

(e) Accuracy of Supplied Information.

(i) By the Company Parties. The Company Parties agree that on the date of filing with the SEC and the date of distribution to the Company Stockholders (if applicable) of the Information Statement or any Other Required Company Filing, neither the Information Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company Parties with respect to any information supplied by the Buyer Parties or any of their Affiliates for inclusion or incorporation by reference in the Information Statement or any Other Required Company Filing. The Company Parties agree that the information supplied by the Company Parties for inclusion or incorporation by reference in any Other Required Parent Filings will not, at the time that such Other Required Parent Filing is filed with the SEC or distributed to the Company Stockholders (if applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) By the Buyer Parties. The Buyer Parties agree that on the date of filing with the SEC and the date of distribution to the Company Stockholders (if applicable) of any Other Required Parent Filing, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Buyer Parties with respect to any information supplied by the Company Parties for inclusion or incorporation by reference in any Other Required Parent Filing. The Buyer Parties agree that the information supplied by the Buyer Parties and their respective Affiliates for inclusion or incorporation by reference in the Information Statement or any Other Required Company Filing will not, at the time that the Information Statement or such Other Required Company Filing is filed with the SEC or distributed to the Company Stockholders (if applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.5 Equity Financing.

(a) No Amendments to Equity Commitment Letter. Subject to the terms and conditions of this Agreement, no Buyer Party will permit any assignment, amendment, modification or the termination of, or any waiver, release or limitation of any provision or remedy of or pursuant to, the Equity Commitment Letter, without the prior written consent of the Company. Any reference to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified; and (2) the “Equity Commitment Letter” will include such document as amended or modified.

(b) Taking of Necessary Actions.

(i) Financing not a Closing Condition. The Buyer Parties (on behalf of themselves, the Sponsors and their other Affiliates) each acknowledge and agree that obtaining financing, including the Equity Financing, is not a condition to the Closing or the enforcement of the Equity Commitment Letter. If the Equity Financing has not been funded, the Buyer Parties will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Mergers, including by taking the actions required to be taken by the Buyer Parties pursuant to Section 6.5(b)(ii).

(ii) Equity Commitment Letter. Subject to the terms and conditions of this Agreement, each Buyer Party will take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper and advisable to obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including by (A) maintaining in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (B) complying with its obligations under the Equity Commitment Letter; (C) satisfying on a timely basis the conditions to funding the Equity Financing in the Equity Commitment Letter, if any, that are within its control; (D) consummating the Equity Financing at or prior to the Closing, including causing the Sponsors to fund the Equity Financing at the Closing (or, with respect to the funding of monetary damages or other amounts payable by the Buyer Parties to the Company Parties following the termination of this Agreement, on or after the termination of this Agreement); (E) complying with its obligations pursuant to the Equity Commitment Letter; and (F) enforcing its rights, including by bringing a Legal Proceeding for specific performance to consummate the Equity Financing, pursuant to the Equity Commitment Letter. The Buyer Parties expressly agree that the Company Parties will be entitled to (1) specific performance or other equitable relief to cause each Buyer Party to perform any obligations required of it and to enforce its rights under the Equity Commitment Letter to cause the Equity Financing to be funded; and (2) directly enforce the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter.

(c) Information from the Buyer Parties. The Buyer Parties will (i) keep the Company Parties informed in reasonable detail of the status of their efforts to arrange the Equity Financing; and (ii) provide the Company Parties with copies of all executed definitive agreements related to the Equity Financing. Without limiting the generality of the foregoing, the Buyer Parties must give the Company prompt notice (A) of any breach (or threatened breach) or default (or any event or circumstance that, with or without notice or lapse of time, or both, could reasonably be expected to give rise to any material breach or material default) by any party to the Equity Commitment Letter; and (B) if for any reason any of the Buyer Parties at any time reasonably believes that it may not be able to obtain all or any portion of the Equity Financing on the terms, in the manner or from the sources contemplated by the Equity Commitment Letter or any definitive agreements related thereto. The Buyer Parties will provide any information reasonably requested by the Company Parties relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written request therefor to Parent.

6.6 Debt Financing Cooperation.

(a) Cooperation by the Company with the Debt Financing. Prior to the Company LLC Merger Effective Time, to the extent reasonably requested by the Buyer Parties for the purpose of arranging or obtaining the Debt Financing, the Company Parties will use their respective reasonable best efforts, and will cause each of their Subsidiaries and their and their Subsidiaries’ Representatives to use their reasonable best efforts, to:

(i) assist with the preparation of customary lender presentations, customary rating agency presentations, customary bank information memoranda, and other similar documents and materials, in each case, to the extent reasonably requested in connection with the Debt Financing, participate (and cause senior management and Representatives of the Company Parties to participate) in a reasonable and limited number of meetings, presentations, and due diligence sessions with the providers or potential providers of the Debt Financing and rating agencies in respect of the Debt Financing and otherwise provide reasonable and customary assistance in the marketing efforts of the Parent and its Debt Financing Sources in connection with the Debt Financing;

(ii) solely with respect to financial information and data derived from the Company’s historical books and records and maintained in the ordinary course of business, assist Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Buyer Parties or the Debt Financing Sources;

(iii) assist Parent in connection with the preparation, negotiation, execution and registration of any definitive written financing documentation (including loan agreements, guarantees, pledge and security documents, hedging arrangements, customary officer’s certificates, corporate resolutions and other definitive financing documents (and any disclosure schedules and exhibits thereto)), in each case, as may be reasonably requested by Parent or the Debt Financing Sources, and subject to the occurrence of the Closing, it being understood that such documents will not be recorded or take effect until the Company Merger Effective Time;

(iv) to the extent reasonably requested by the Buyer Parties or the Debt Financing Sources, furnish the Buyer Parties and the Debt Financing Sources with such financial and other pertinent information regarding the Company Parties as may reasonably be requested by such Persons (excluding, for the avoidance of doubt, any Excluded Information), including customary authorization letters (including a customary 10b-5 representation and, as applicable, a material non-public information representation, in each case, solely with respect to information provided by the Company to the Buyer Parties or the Debt Financing Sources); and

(v) furnish Parent and the Debt Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent at least 10 Business Days prior to Closing, in accordance with the requirements of the Debt Financing Sources, with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230).

(b) Limitation on Obligations of the Company Parties.

(i) Limitations in General. Nothing in this Section 6.6 will require:

(1) any Representative of the Company Parties or any of their Subsidiaries to execute or enter into any certificate, opinion, instrument, agreement or other document or take any action in the capacity as a Representative of the Company Parties or any of their Subsidiaries to authorize or approve the Debt Financing prior to the Company LLC Merger Effective Time or Company Merger Effective Time (other than the authorization letters and “know your customer” documentation and information referenced above);

(2) any of the Company Parties or any of their Subsidiaries to adopt resolutions approving or otherwise approving the agreements, documents or instruments pursuant to which the Debt Financing is made;

(3) impose on any of the Company Parties or any of their Subsidiaries any liability or any obligation under any certificate, agreement, arrangement, document, contract or instrument related to the Debt Financing prior to the Company Merger Effective Time for which it has not received prior reimbursement or is otherwise indemnified by or on behalf of Parent;

(4) any of the Company Parties or any of their Subsidiaries to waive or amend any terms of this Agreement or any other Contract (not entered in contemplation hereof) or agree to pay any fees or reimburse any expenses prior to the Company LLC Merger Effective Time or Company Merger Effective Time for which it has not received prior reimbursement or is otherwise indemnified by or on behalf of Parent;

(5) any of the Company Parties or any of their Subsidiaries to enter into any definitive agreement (other than the customary authorization letters referenced above) or give any indemnities in connection with the Debt Financing that, in each case, would be effective prior to the Company Merger Effective Time;

(6) any of the Company Parties or any of their Subsidiaries to prepare, provide or deliver any Excluded Information; or

(7) any of the Company Parties or any of their Subsidiaries to take any action that would (A) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (B) create a risk of damage or destruction to any property or assets of the Company Parties or any of their Subsidiaries; (C) cause any representation or warranty or covenant contained in this Agreement to be breached in a manner that would reasonably be expected to cause any conditions set forth in Article VII to fail to be satisfied; (D) cause the Company or any of its Subsidiaries to violate or waive any attorney-client or other applicable privilege or breach any contract, applicable Law or organizational document (in each case not entered in contemplation hereof) so long as such Persons have used reasonable best efforts to provide such cooperation in an alternative manner not restricted hereby; (E) cause competitive harm to the Company or its Subsidiaries; or (F) result in the disclosure of any documents or information that are reasonably pertinent to any adverse Legal Proceeding between the Company Parties and their Affiliates, on the one hand, and Parent and its Affiliates, on the other hand.

(ii) Effectiveness of Certain Actions. Notwithstanding anything to the contrary in this Agreement:

(1) other than the authorization letters and “know your customer” documentation and information referenced above , no action, liability or obligation of the Company Parties, any of their Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document, contract or instrument relating to the Debt Financing will be effective until the Company LLC Merger Effective Time or the Company Merger Effective Time;

(2) other than the authorization letters and “know your customer” documentation and information referenced above, no Company Party nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document, contract or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Company LLC Merger Effective Time or the Company Merger Effective Time; and

(3) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Entities or its Subsidiaries as the obligor.

(iii) Matters Related to Compliance. The Company Parties will be deemed to be in compliance with Section 6.6 for purposes of any conditions set forth in Article VII unless and until (i) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act, that constitutes a breach of this Section 6.6; (ii) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which will not require the Company Parties to provide any cooperation that it would not otherwise be required to provide under this Section 6.6); and (iii) the Company Parties fail to take the actions specified in such Non-Cooperation Notice within 15 Business Days from receipt of such Non-Cooperation Notice (or, if there are less than 15 Business Days prior to the Termination Date, such shorter period that provides reasonably sufficient time prior to the Termination Date to consummate the Debt Financing). Notwithstanding anything to the contrary in this Agreement, except in the case of a Willful Breach by the Company Parties, a breach of the covenants of the Company Parties or their Subsidiaries under this Section 6.6 may not be asserted by the Buyer Parties or any of their Affiliates or Representatives as the basis for (1) any conditions set forth in Article VII not being satisfied or (2) the termination of this Agreement pursuant to Section 8.1(e); provided that, it is agreed that failure of the Company Parties to use reasonable best efforts to cure a breach specified in a Non-Cooperation Notice within the applicable period set forth in the preceding sentence shall constitute a Willful Breach by the Company Parties for such purposes.

(iv) No Other Debt Financing Obligations. The Parties acknowledge that this Section 6.6 represents the sole obligation of the Company Parties, their Subsidiaries and Affiliates and their respective officers, directors, employees and other Representatives with respect to cooperation in connection with the Debt Financing and no other provision of this Agreement (including exhibits and schedules) will be deemed to expand or modify such obligations.

(c) Use of Logos. The Company consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company Parties or any of its Subsidiaries or the reputation or goodwill of the Company Parties or any of its Subsidiaries; and (ii) solely in connection with a description of the Company Parties, its business and products or the Mergers.

(d) Confidentiality. All non-public or other confidential information provided by the Company Parties, any of their Subsidiaries or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Debt Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings with respect to such information (including in the form of a customary click-through confidentiality undertaking) and of which the Company Parties are a beneficiary.

(e) Reimbursement. Upon the earlier of the Closing and the valid termination of this Agreement, promptly upon request by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6.

(f) Indemnification. The Company Parties, their Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable and documented out-of-pocket attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging or obtaining the Debt Financing (including any cooperation pursuant to this Section 6.6) pursuant to this Agreement or the provision of information utilized in connection therewith, in each case, other than as a result of (i) information relating to the Company Parties and their Subsidiaries provided expressly for use in connection with the Debt Financing that is determined to be materially false or misleading and/or (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person or Representative. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Financing Reimbursement Obligations.”

(g) No Exclusive Arrangements. In no event will Parent or Merger Sub (and Parent and Merger Sub will each cause their respective Representatives (which for this purpose will be deemed to include the Debt Financing Sources, the Sponsors and each direct or indirect investor in Parent or Merger Sub (pursuant to the Equity Commitment Letter or otherwise)) or any other potential financing sources of Parent, Merger Sub and such investors not to) enter into any contract, agreement or arrangement prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with an Acquisition Proposal or Acquisition Transaction.

(h) Debt Financing Not a Closing Condition. The Buyer Parties (on behalf of themselves, the Sponsors and their other Affiliates) each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing or the enforcement of the Equity Commitment Letter. If any Debt Financing has not been obtained, the Buyer Parties will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Mergers, including by taking the actions required to be taken by the Buyer Parties pursuant to Section 6.5(b)(ii).

6.7 Anti-Takeover Laws. The Company Parties and the Buyer Parties will not, and will cause their respective Affiliates not to, take any action that would cause any restrictions on business combinations set forth in any “takeover” Law to become applicable to this Agreement or the Merger. Each of Parent, the Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Mergers; and (b) if any “anti-takeover” Law is or becomes applicable to the Mergers, take all action within their power to ensure that the Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Mergers.

6.8 Information Access During the Pre-Closing Period. As necessary during the Pre-Closing Period, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records, and personnel of the Company and its Subsidiaries for purposes that are, in good faith, directly and actually related to the consummation of the Mergers. Notwithstanding the prior sentence, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound would violate, or cause a default pursuant to, or give a third Person the right to terminate or accelerate rights pursuant to, such Contract; (d) such access would result in the disclosure of any Trade Secrets of any third Person; (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; or (f) the provision of such information would, in the reasonable good faith judgment of the Company, cause unreasonable disruption to the operations of the Company or its Subsidiaries, provided, however, for each of clauses (a) through (f), the Company shall give notice to Parent of the fact that it is withholding such information or documents and use reasonable best efforts to effect reasonable substitute disclosure or access. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted by Parent and its Representatives in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, health and safety measures, and insurance requirements, and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any phase I or phase II environmental assessments. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its covenants set forth in this Section 6.8 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable public health or similar Laws. All requests for access or information pursuant to this Section 6.8 must be directed to the Company’s General Counsel or another person designated in writing by the Company.

6.9 Section 16(b) Exemption. The Company will take all actions reasonably necessary and within its power to cause the Mergers, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Mergers by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnification. The Surviving Entities and their respective Subsidiaries will (and Parent will cause the Surviving Entities and their Subsidiaries to) honor and fulfill, in all respects, the respective obligations of the Company Parties and their Subsidiaries pursuant to the indemnification, exculpation and advancement of expenses provisions of any of the certificates of incorporation, bylaws and other similar organizational documents of the Company Parties and their respective Subsidiaries as in effect on the date hereof, and pursuant to any indemnification agreement (including any indemnification priority agreement) between the Company Parties and any of their respective Subsidiaries, on the one hand, and any of their respective current or former directors, officers or members (and any Person who becomes a director, officer or member of the Company Parties or any of their respective Subsidiaries prior to the Company Merger Effective Time), on the other hand (collectively, the “Indemnified Persons”), which indemnification agreements have either been made available to the Buyer Parties or are consistent with the form of indemnification agreement filed with the SEC as an exhibit to the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2024 (the “Indemnification Agreements”). In addition, during the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities and their Subsidiaries will (and Parent will cause the Surviving Entities and their Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Entities and their Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Company Charter, the Company Bylaws and the other similar organizational documents of the Company Parties and their respective Subsidiaries, as applicable, as of the date of this Agreement. During such six-year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to Section 6.10(b), whichever is longer, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of Section 6.10(a), during the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities will (and Parent will cause the Surviving Entities to) indemnify and hold harmless, to the fullest extent permitted by applicable Law and pursuant to the Indemnification Agreements, each Indemnified Person from and against any reasonable and documented out-of-pocket costs, fees and expenses (including reasonable and documented out-of-pocket attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, or agent of the Company Parties or any of their respective Subsidiaries that occurred prior to the Company Merger Effective Time; or (ii) the Mergers, as well as any actions taken by the Company Parties, the Buyer Parties, the Related Parties or the Debt Financing Sources with respect to the Mergers or the transactions leading up to or resulting in the Mergers (including any disposition of assets of the Surviving Entities or any of their respective Subsidiaries that is alleged to have rendered the Surviving Entities or any of their respective Subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Company Merger Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Company Merger Effective Time until such claim is fully and finally resolved. In connection with a Legal Proceeding of the type contemplated by this Section 6.10(b), (A) the Surviving Entities will have the right to control the defense thereof after the Company Merger Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Entities will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification under this Section 6.10 with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Entities), whether or not the Surviving Entities elect to control the defense of any such Legal Proceeding; (C) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Entities will advance all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of any counsel) as reasonably incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Entities elect to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Entities would be responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Entities or any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Entities (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Entities.

(c) D&O Insurance. During the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities will (and Parent will cause the Surviving Entities to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Company Merger Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Entities will not be obligated to pay annual premiums in excess of 300 percent of the amount paid by the Company Parties for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Entities will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Company Merger Effective Time, and in lieu of maintaining the D&O Insurance following the Company Merger Effective Time pursuant to this Section 6.10(c), the Company may purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company Parties’ current directors’ and officers’ liability insurance carrier so long as the premium for the Tail Policy does not exceed 300 percent of the amount paid by the Company for coverage for its last full fiscal year. If the Company Parties purchase the Tail Policy, then the Surviving Entities will (and Parent will cause the Surviving Entities to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(d) Successors and Assigns. Proper provision will be made so that the successors and assigns of Parent, the Surviving Entities or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Entities set forth in this Section 6.10 if Parent, the Surviving Entities or any of their respective successors or assigns either (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person.

(e) No Impairment; Third-Party Beneficiary Rights. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy are intended to be third-party beneficiaries of this Section 6.10, with full rights of enforcement. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy or otherwise) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Company Charter, Company Bylaws and the Company LLC Agreement; (ii) the similar organizational documents of the respective Subsidiaries of the Company Parties; (iii) any and all indemnification or indemnification priority agreements entered into with the Company Parties or any of their Subsidiaries; or (iv) applicable Law.

(f) Joint and Several Obligations. The obligations of the Surviving Entities, Parent and their respective Subsidiaries pursuant to this Section 6.10 are joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries, it being understood that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any rights pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Existing Arrangements. From and after the Company Merger Effective Time, the Surviving Entities and their Subsidiaries will (and Parent will cause the Surviving Entities and their Subsidiaries to) honor all of the Company Benefit Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Company Merger Effective Time. Notwithstanding the foregoing but subject to Section 6.11(b) and Section 6.11(c), nothing will prohibit the Surviving Entities and their Subsidiaries from amending or terminating any such Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(b) Employment; Benefits. The Surviving Entities or one of its Subsidiaries will (and Parent will cause the Surviving Entities or one of its Subsidiaries to) continue the employment of all employees of the Company and its Subsidiaries as of the Company Merger Effective Time by taking such actions, if any, as are required by applicable Law. For a period of one year following the Company Merger Effective Time, the Surviving Entities and their Subsidiaries will (and Parent will cause the Surviving Entities and their Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Company Benefit Plans and any other employee benefit plans or other compensation and severance agreements, arrangements, policies, practices or guidelines (other than the opportunity to participate in equity-based benefits) of the Surviving Entities or any of their Subsidiaries (the “Company Plans”) on terms and conditions that are no less favorable in the aggregate than those in effect at the Company or its Subsidiaries on the date of this Agreement; or (ii) provide each Continuing Employee with (A) base salary or hourly wage rate and annual target cash incentive compensation opportunities that, each taken individually, are no less favorable than those provided to such Continuing Employee immediately prior to the Company Merger Effective Time; (B) severance benefits that are no less favorable in the aggregate than those available pursuant to the arrangement, policies, practices or guidelines of the Company or its Subsidiaries that are applicable to such Continuing Employee immediately prior to the Company Merger Effective Time; and (C) employee benefits (excluding any equity or equity-based awards, long-term incentive arrangements, defined benefit pension benefits and retiree health and welfare benefits) that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Company Merger Effective Time.

(c) New Plans. At or after the Company Merger Effective Time, Parent will, or will cause the Surviving Entities or any other Subsidiary of Parent to, use reasonable best efforts to cause to be granted to the Continuing Employees credit for all service with the Company and its Subsidiaries prior to the Company Merger Effective Time, for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits and to the extent that it relates to any defined benefit pension plan or eligibility for retiree health and welfare benefits. In addition, for purposes of any “employee benefit plan” (as such term is defined by Section 3(3) of ERISA) maintained by Parent and its Subsidiaries and any vacation, sick, paid-time off, severance pay plan, program or arrangement offered by Parent or any of its Subsidiaries, as applicable (each such plan, a “New Plan”), Parent will, or will cause the Surviving Entities or any Subsidiaries of Parent to, use reasonable best efforts to (i) cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents; (ii) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the comparable Company Benefit Plan in which such Continuing Employee participates immediately prior to the Company Merger Effective Time ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and such Continuing Employee’s covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee; and (iv) any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Company Merger Effective Time will be credited to such Continuing Employee following the Company Merger Effective Time, will not be subject to accrual limits or other forfeiture, and will not limit future accruals.

(d) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary in this Agreement, neither this Section 6.11 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Entities or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Entities or any of their respective Subsidiaries to maintain or continue any Company Plan or prevent the amendment, modification, suspension or termination thereof after the Company Merger Effective Time; (iii) create any third-party beneficiary rights in any Person; or (iv) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan.

6.12 Covenants of Merger Sub I and Merger Sub II. Parent will take all action necessary to cause Merger Sub I, Merger Sub II and the Surviving Entities to perform their respective covenants pursuant to this Agreement and to consummate the Mergers upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement. Any breach of this Agreement by Merger Sub I or Merger Sub II will be deemed to be a breach of this Agreement by Parent.

6.13 Notification of Certain Matters.

(a) Notification by the Company. During the Pre-Closing Period, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by the Company Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company Parties to comply with or satisfy in any material respect any covenant to be complied with pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Buyer Parties to consummate the Mergers set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company Parties that is set forth in this Agreement or the conditions to the covenants of the Buyer Parties to consummate the Mergers or the remedies available to the Parties under this Agreement.

(b) Notification by Parent. During the Pre-Closing Period, Parent will give prompt notice to the Company Parties upon becoming aware that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant to be complied with pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company Parties to consummate the Mergers set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties that is set forth in this Agreement or the conditions to the obligations of the Company Parties to consummate the Mergers or the remedies available to the Parties under this Agreement.

(c) Matters Related to Compliance. Notwithstanding anything to the contrary in this Agreement, except in the case of a Willful Breach by the Company Parties, a breach by the Company of its covenants in this Section 6.13 may not be asserted by the Buyer Parties or any of their Affiliates or Representatives as the basis for (A) any conditions set forth in Article VII not being satisfied or (B) the termination of this Agreement pursuant to Section 8.1(e); and (ii) a breach by Parent of its covenants in this Section 6.13 may not be asserted by the Company Parties or any of their Affiliates or Representatives as the basis for (A) any conditions set forth in Article VII not being satisfied or (B) the termination of this Agreement pursuant to this Section 8.1(g).

6.14 Public Statements and Disclosure. The initial press release of the Company Parties, on the one hand, and the Buyer Parties, on the other hand, concerning this Agreement and the Mergers will be a joint press release reasonably acceptable to the other Party and will be issued promptly following the execution and delivery of this Agreement. Thereafter until the Closing, the Company Parties (other than with respect to the portion of any communication relating to a Company Board Recommendation Change) and their Representatives (unless the

Company Board (or a committee thereof) has made a Company Board Recommendation Change in compliance with Section 5.4), on the one hand, and the Buyer Parties and their respective Representatives, on the other hand, will use their respective reasonable best efforts to not issue any press release or make any other public statement related to this Agreement or the transactions contemplated herein without the prior approval of the Buyer Parties, in the case of an issuance or statement by the Company Parties, or the Company Parties, in the case of an issuance or statement by the Buyer Parties. Notwithstanding the foregoing, no Party shall be required to obtain prior consent for issuing any press release or making public statements that are (i) required by applicable Law (including the rules and regulations of any stock exchange upon which a Party’s securities are traded (for the avoidance of doubt, including any announcement required to be made by Hg Capital Trust Plc)); (ii) to the employees, suppliers, customers, partners, investors or vendors of such Party, so long as such communications are consistent with prior public disclosures regarding this Agreement and the transactions contemplated hereby or any communications plan previously agreed to by the Parties (in which case such communications may be made consistent with such plan); (iii) principally related to a Superior Proposal or Company Board Recommendation Change and issued or made in compliance with Section 5.4; (iv) with respect to any dispute or Legal Proceeding among the Parties or their respective Affiliates, or with parties to the Equity Commitment Letter or the Debt Financing Sources, related to this Agreement, the Transaction Documents, the Equity Financing or the Debt Financing; or (v) consistent with previous public disclosures made by the Parties in compliance with this Section 6.14; provided that, in the case of any public communications made pursuant to clause (i) of this Section 6.14, the Party making such public disclosure shall, to the extent reasonably practicable and permitted by applicable Law, consult with the other Parties in advance (including providing the other Parties with advance copies of any proposed written disclosure) and consider any reasonable comments from the other Parties on such disclosure in good faith.

6.15 Transaction Litigation.

(a) Notice. During the Pre-Closing Period, the Company Parties will provide the Buyer Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep the Buyer Parties reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email.

(b) Cooperation. Unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change, the Company Parties (i) will give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, by consulting with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and considering in good faith Parent’s advice with respect to any Transaction Litigation; and (ii) may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

6.16 Stock Exchange Delisting; Deregistration. Prior to the Company Merger Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Class A Common Stock from Nasdaq as promptly as practicable after the Company Merger Effective Time; and (b) the deregistration of the Company Class A Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Parent Vote at Merger Sub I and Merger Sub II. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub II, will execute and deliver to Merger Sub II (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Company Merger in accordance with the DGCL. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole member of the Merger Sub I, will execute and deliver to Merger Sub I and the Company LLC a written consent approving the Company LLC Merger in accordance with the DLLCA.

6.18 Conduct of Business by the Buyer Parties. During the Pre-Closing Period, unless the Company otherwise consents, the Buyer Parties will not, and will cause any of their Affiliates (other than Excluded Buyer Affiliates) not to: (a) acquire or agree to acquire, by merging or consolidating with, by purchasing a portion of the assets of or equity in, or by acquiring in any other manner, any Person or business or division thereof if entering into of a definitive agreement relating to, or the consummation of, such transaction could reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Mergers or to permit the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an Order preventing or impairing or restraining the consummation of the Mergers; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Mergers; (b) enter or agree to enter into any definitive agreement (i) for the acquisition of any business or Person or take or agree to take any other action that, in either case, would reasonably be expected to materially interfere with their ability to consummate the Mergers; or (ii) that otherwise would be reasonably expected to materially delay or prevent the consummation of the Mergers; or (c) take or agree to take any other action that would, individually or in the aggregate, have a Parent Material Adverse Effect.

6.19 Prohibition on Certain Discussions. Except as approved by the Company Board (or a committee thereof) (not to be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, Parent will not, and will cause its Affiliates not to, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director, officer, employee or equityholder of the Company (a) regarding any continuing employment or consulting relationship with the Parent, the Surviving Entities or any of their respective Affiliates following the Company Merger Effective Time; (b) pursuant to which any such Person would be entitled to receive consideration of a different amount or nature than the consideration which such Person is entitled pursuant to Section 2.9 in respect of such holder’s shares of Company Capital Stock or Company LLC Units, as applicable; or (c) pursuant to which such Person or any of its Affiliates would agree to provide, directly or indirectly, equity investment to the Buyer Parties or the Parties in connection with the Mergers; provided that any discussions with any officer or employee of the Company permitted pursuant to this Section 6.19(a) will be subject to prior consultation with the Company in good faith.

6.20 Pay-Off Letters. The Company Parties will deliver a notice of prepayment with respect to the loans and other extensions of credit outstanding under, and a notice of termination of all commitments under, the Credit Agreement (in each case, within the notice period therein). The Company Parties will, (a) use reasonable best efforts to deliver to the Buyer Parties at least seven (7) Business Days prior to the Closing Date, a draft copy of the payoff letter with respect to the obligations under the Credit Agreement in customary form and substance reasonably satisfactory to the Buyer Parties, setting forth (i) the amounts required to repay and discharge in full, if any, all principal, interest, prepayment, premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Credit Agreement on the anticipated Closing Date and, if applicable, the daily accrual thereafter (the “Payoff Amount”), (ii) the wire transfer instructions for the repayment of such indebtedness, (iii) upon confirmation of receipt of the Payoff Amount, (x) all such obligations and the loan documents relating thereto shall be discharged and terminated and (y) all liens (and guarantees) granted in connection with the Credit Agreement relating to the assets, rights and properties of the Company Parties and its Subsidiaries securing such indebtedness shall be automatically released and terminated, and (iv) authorization to file, or assurances that the lenders party thereto will file all releases necessary to evidence satisfaction and termination of such indebtedness upon confirmation of receipt of the Payoff Amount and (b) at least one (1) Business Day prior to the Closing Date, deliver to the Buyer Parties a final, duly executed payoff letter in customary form and substance reasonably satisfactory to Parent and lien release documentation in form ready for filing and in customary form and substance reasonably acceptable to Parent.

6.21 Tax Certificates. At or prior to the Closing, the Company will use reasonable best efforts to deliver to Parent (a) a duly and properly executed certificate (in a form reasonably acceptable to Parent)described in Treasury Regulations Section 1.1445-2(c)(3) representing that the Company is not, and was not at all relevant times, a U.S. real property holding corporation, (b) a duly and properly executed certificate (in a form reasonably acceptable to Parent) described in Treasury Regulations Section 1.1445-11T(d)(2) representing that the Company LLC is not a partnership described in that provision, and (c) with respect to each holder of Company LLC Units, a duly and properly executed, as applicable, IRS Form W-9 or appropriate IRS Form W-8; provided, that Parent’s remedy in the event of a failure to provide any certificate or documentation described in this Section 6.21 shall be limited to withholding on any payment as required under applicable Law.

6.22 FedRAMP Matters. Subject to Section 6.8, as promptly as reasonably practicable following the date of this Agreement, the Company Parties will use reasonable best efforts to cooperate with the Buyer Parties in order to (i) provide written notice of the transactions contemplated by this Agreement to the FedRAMP Program Management Office (“PMO”) and the relevant Authorizing Official(s) (“AO”) at each customer agency in accordance with the FedRAMP Standard Operating Procedures and the Company’s existing Authorization to Operate (“ATO”) requirements, including by taking any actions reasonably requested by the Buyer Parties and preparing and submitting any required or requested documentation to the PMO or any AO, and (ii) respond to any follow-up inquiries the Company may receive in connection with the written notice from the PMO or any AO.

6.23 No Push-Out Election. Following the Closing, the Company LLC shall not (and Parent shall not, and shall cause its Affiliates not to, cause the Company LLC to) make the election under Section 6226(a) of the Code (or any similar or comparable election under state or local Law) with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date.

ARTICLE VII

CONDITIONS TO THE MERGERS

7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of the Buyer Parties and the Company Parties to consummate the Mergers are subject to the satisfaction or waiver at or prior to the Company LLC Merger Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval.

(b) Information Statement. The Information Statement will have been distributed to the Company Stockholders of record as of the applicable record date(s) for determining the Company Stockholders entitled to receive the notices pursuant to Section 228(e) and Section 262 of the DGCL contained in the Information Statement and at least 20 days will have elapsed from the date of such distribution.

(c) Antitrust Laws and Investment Screening Laws. The waiting periods (and any extensions thereof), if any, applicable to the Mergers pursuant to (i) the HSR Act and (ii) the other Laws set forth in Section 7.1(c) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite consents approvals pursuant to such Laws will have been obtained.

(d) No Prohibitive Order or Laws. No (i) Order issued by any court of competent jurisdiction will be in effect or (ii) Law will have been enacted by a Governmental Authority of competent jurisdiction and be in effect, that, in the case of each of clauses (i) or (ii), materially restrains or materially impairs the consummation of the Mergers (any such Order or Law, a “Restraint”).

7.2 Conditions to the Obligations of the Buyer Parties to Effect the Mergers. The obligations of the Buyer Parties to consummate the Mergers will be subject to the satisfaction or waiver at or prior to the Company LLC Merger Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) In General. Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company Parties set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein (other than any reference to “material” in any defined term) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Company Material Adverse Effect.

(ii) Specified Representations and Warranties. The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(c), Section 3.4, Section 3.7(b), Section 3.7(c) and Section 3.27 that (A) are not qualified by Company Material Adverse Effect will be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect will be true and correct (without disregarding such Company Material Adverse Effect qualifications) as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct (without disregarding such Company Material Adverse Effect qualifications) as of such earlier date). The representations and warranties set forth in Section 3.12(a) will be true and correct in all respects as of the Closing Date.

(iii) Capitalization. The representations and warranties set forth in Sections 3.7(a)(i), 3.7(a)(ii) and 3.7(a)(iii) will be true and correct in all respects as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in the requirement of Parent to pay additional merger consideration in the aggregate in excess of $7,500,000 relative to the merger consideration that would have been payable had the representations and warranties set forth in Sections 3.7(a)(i), 3.7(a)(ii) and 3.7(a)(iii) been true and correct as of the Closing (or except to the extent that any such representation and warranty expressly speaks as of an earlier date, as of such earlier date).

(b) Performance of Covenants of the Company Parties. The Company Parties will have performed in all material respects all covenants in this Agreement required to be performed by the Company Parties at or prior to the Closing.

(c) Officer’s Certificate. The Buyer Parties will have received a certificate of the Company Parties, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement.

7.3 Conditions to the Company’s Obligations to Effect the Mergers. The obligations of the Company Parties to consummate the Mergers are subject to the satisfaction or waiver at or prior to the Company LLC Merger Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement will be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein (other than any reference to “material” in any defined term) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Parent Material Adverse Effect.

(b) Performance of Covenants of the Buyer Parties. Except as would not have a Parent Material Adverse Effect, the Buyer Parties will have performed all covenants in this Agreement required to be performed by the Buyer Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company Parties will have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in their respective names by a duly authorized officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Buyer Parties or the Company Parties may rely, either as a basis for not consummating the Mergers or terminating this Agreement and abandoning the Mergers, on the failure of a condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the requisite efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Company LLC Merger Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as provided in this Agreement), only as follows (it being understood that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of Parent (on behalf of the Buyer Parties) and the Company (on behalf of the Company Parties);

(b) by either Parent (on behalf of the Buyer Parties) or the Company (on behalf of the Company Parties) if any Restraint has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to comply with the terms of Section 6.3 or Section 6.18, as applicable, or to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such Restraint;

(c) by either Parent (on behalf of the Buyer Parties) or the Company (on behalf of the Company Parties) if the Closing (whether prior to or after the receipt of the Requisite Stockholder Approval) has not occurred by 11:59 p.m. on October 6, 2026 (such time and date, as it may be extended pursuant to this Section 8.1(c) or Section 9.10(b)(ii), the “Termination Date,”; provided, however, that if on such date any conditions set forth in Section 7.1(c) or Section 7.1(d) (to the extent an applicable Restraint relates to an Antitrust Law or Investment Screening Law) shall not have been satisfied, but all other conditions set forth in Article VII have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on that date), then the Termination Date shall automatically be extended to April 6, 2027; provided, further, that (A) if the Closing would occur in accordance with Section 2.4 on a date (the “Specified Date”) that occurs within three Business Days after the Termination Date, then the Termination Date will be automatically extended to the Specified Date and the Specified Date will become the Termination Date for purposes of this Agreement; and (B) in the event that, in connection with any Government Shutdown that occurs prior to the Termination Date, either of the DOJ or FTC (x) pauses acceptance of HSR Act filings prior to the time that any Notification and Report Forms relating to this Agreement and the Mergers as required by the HSR Act is filed (or re-filed) with the DOJ or FTC or (y) pauses civil merger investigations, then the Termination Date will be automatically extended by one day for each day that such Government Shutdown lasts (such extension as a result of one or more Government Shutdowns not to exceed 180 days in the aggregate); it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) Parent if the Company has the right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i); (ii) the Company if Parent has the right to terminate this Agreement pursuant to Section 8.1(e); (iii) either Parent or the Company if the other is pursuing a Legal Proceeding against it pursuant to Section 9.10(b); or (iv) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Mergers set forth in Article VII prior to the Termination Date; or (B) the failure of the Closing to have occurred prior to the Termination Date;

(d) by Parent (on behalf of the Buyer Parties) if, within 24 hours after the execution and delivery of this Agreement by the Parties, the Stockholder Written Consent has not been executed and delivered to the Company in accordance with Section 228 of the DGCL, the Company Charter and Section 2.10 of the Company Bylaws, it being understood that that no Party will have the right to terminate this Agreement pursuant to this Section 8.1(d) after the Stockholder Written Consent has been executed and delivered to the Company in accordance with Section 228 of the DGCL, the Company Charter and Section 2.10 of the Company Bylaws;

(e) by Parent (on behalf of the Buyer Parties) if the Company has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, then Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the earlier of the Termination Date and the date that is 45 days after delivery by Parent to the Company of written notice of such breach or failure to perform, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; and (ii) Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, any of the Buyer Parties is in material breach of this Agreement;

(f) by Parent (on behalf of the Buyer Parties) if, at any time prior to the execution and delivery to the Company of the Stockholder Written Consent, the Company Board has effected a Company Board Recommendation Change;

(g) by the Company (on behalf of the Company Parties) if any of the Buyer Parties has breached or failed to perform in any material respect any of its respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, then the Company Parties will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the earlier of the Termination Date and the date that is 45 days after delivery by the Company to Parent of written notice of such breach or failure to perform, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; and (ii) the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of this Agreement;

(h) by the Company (on behalf of the Company Parties) at any time prior to the execution and delivery to the Company of the Stockholder Written Consent if: (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company Parties have complied in all material respects with Section 5.4(e) with respect to that Superior Proposal; and (iv) the Company pays, or causes to be paid, to Parent or its designee the Termination Fee pursuant to Section 8.3(b)(iii); or

(i) by the Company (on behalf of the Company Parties) if: (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) the Buyer Parties fail to consummate the Closing on the date required pursuant to Section 2.4; (iii) the Company has notified Parent in writing that if Parent performs its obligations under this Agreement and the Equity Financing is funded pursuant to the terms of the Equity Commitment Letter, then the Company stands ready, willing and able to consummate, and will consummate, the Closing; (iv) the Company gives Parent written notice stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) at least two Business Days prior to such termination; and (v) the Closing has not been consummated by the end of such two Business Day period (it being understood that, notwithstanding anything to the contrary in this Agreement, Parent will not be permitted to terminate this Agreement for any reason during such two Business Day period).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties, as applicable. Following the valid termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) to the other Parties, as applicable, except that, and subject in all respects to this Section 8.2, (i) the obligation of Parent to pay the Financing Reimbursement Obligations, (ii) the obligations of Parent pursuant to Section 6.5, to the extent reasonably necessary to cause the Equity Financing to be consummated for purposes of funding monetary damages or other amounts payable by the Buyer Parties to the Company Parties following the termination of this Agreement and (iii) Section 6.6(e), Section 6.6(f), Section 6.14, Section 8.3, Article IX and this Section 8.2 will, in each case, survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3, nothing in this Agreement will relieve any Party from any liability for such Party’s intentional common law fraud in the making of its representations or warranties in this Agreement or any Willful Breach of this Agreement prior to its termination. No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Equity Commitment Letter, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) In General. Except for the Financing Reimbursement Obligations or as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Mergers will be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated. For the avoidance of doubt, Parent or the Surviving Entities will be responsible for all fees and expenses of the Payment Agent.

(b) Company Payments.

(i) Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(e); (B) at the time of such termination, the conditions set forth in Sections 7.1(c) and Section 7.1(d) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(e), an Acquisition Proposal has been made to the Company or the Company Board and not withdrawn or otherwise abandoned; and (D) within one year of the termination of this Agreement pursuant to Section 8.1(e), either an Acquisition Transaction is consummated or a Company Party enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company Parties will, substantially concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time). For purposes of this Section 8.3(b)(i), all references to “20 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50.1 percent.”

(ii) Company Board Recommendation Change. If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company Parties must, within two Business Days following such termination, pay, or cause to be paid, to Parent or its designee the Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(iii) Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company Parties must, concurrently with such termination, pay, or cause to be paid, to Parent or its designee the Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(iv) Failure to Deliver Stockholder Written Consent. If this Agreement is validly terminated pursuant to Section 8.1(d), then the Company Parties must, within two Business Days following such termination, pay, or cause to be paid, to Parent or its designee the Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(c) Single Payment Only; Liquidated Damages. In no event will the Company Parties be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. It is agreed that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Termination Fee if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the Buyer Parties in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers.

(d) Default on Payments. The agreements contained in Section 8.2 and this Section 8.3 are an integral part of this Agreement and, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the any Party fail to promptly pay any amount due pursuant to Section 8.2 and this Section 8.3 and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company Parties for the amount set forth in Section 8.2 and this Section 8.3 or any portion thereof, then the non-paying Party will pay or cause to be paid to the other Party the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of the other Party in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, “Enforcement Expenses”).

(e) Sole and Exclusive Remedy for the Buyer Parties. If this Agreement is validly terminated pursuant to Section 8.1 in circumstances in which the Termination Fee is payable pursuant to Section 8.3(b), then Parent’s receipt of the Termination Fee and any Enforcement Expenses will be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents (including the failure to consummate any transactions contemplated hereby or thereby), or the termination of this Agreement. Upon payment of the Termination Fee (if owed pursuant to Section 8.3(b)) and any Enforcement Expenses, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents (including the failure to consummate any transactions contemplated hereby or thereby), or the termination of this Agreement, except that the Parties or their respective Affiliates (or both) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3(a), as applicable. Notwithstanding the foregoing, this Section 8.3(e) will not relieve the Company Parties from any liability (1) for any intentional common law fraud or Willful Breach of this Agreement; (2) for any breaches of the Confidentiality Agreement; or (3) pursuant to Section 8.3(a), as applicable. The Company Related Parties and the Parent Related Parties, as applicable, are intended third party beneficiaries of this Section 8.3(e). This Section 8.3(e) shall not limit the Parties’ right to specific performance of any obligations under the Agreement pursuant to Section 9.10(b).

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company Parties and the Buyer Parties contained in this Agreement will terminate at the Company Merger Effective Time, except that (a) the representations and warranties contained in Section 3.28 and Section 4.14 will not terminate; and (b) any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

9.2 Notices.

(a) Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) immediately if sent by email (so long as no “bounce back” or similar message of non-delivery is received from all intended recipients with respect thereto). In each case, the intended recipient is set forth below.

if to the Buyer Parties or the Surviving Entities to:

Onward AcquireCo, Inc.

c/o Hg Pooled Management Limited

1 More London Place

London, United Kingdom, SE1 2AF

Attn: Legal Team

Email: [***]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attn: Sean Doyle; Blair Thetford

Email: sean.doyle@skadden.com; blair.thetford@skadden.com

if to the Company Parties (prior to the Company Merger Effective Time) to:

OneStream, Inc.

191 N. Chester Street

Birmingham, Michigan 48009

Attn: [***]

Email: [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn: Allison B. Spinner; Michael Nordtvedt; Rezwan D. Pavri; Douglas K. Schnell; Remi P. Korenblit

Email: aspinner@wsgr.com; mnordtvedt@wsgr.com; rpavri@wsgr.com; dschnell@wsgr.com; rkorenblit@wsgr.com

(b) Additional Procedures Related to Notices. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.2 as of the date of rejection, refusal or inability to deliver. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.2 through a notice given in accordance with this Section 9.2, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company Parties (pursuant to authorized action by the Company Board (or a committee thereof)), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval; provided, that any modification or amendment, to the extent that it relates to the Debt Financing Sources, of this Section 9.3, Section 9.5(c), Section 9.8(e), Section 9.11, Section 9.12(b), Section 9.13, Section 9.16 or the related definitions used in any of the foregoing, in each case, that is materially adverse to the interests of the Debt Financing Sources shall require the prior written consent of the Debt Financing Sources party to any debt commitment letters (or definitive agreements) related to the Debt Financing that have consent rights over amendments to this Agreement pursuant thereto.

9.4 Extension; Waiver. At any time and from time to time prior to the Company LLC Merger Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the covenants, obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.5 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Company Merger Effective Time (a) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Entities; (b) to any of their respective Affiliates; or (c) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including Debt Financing Sources) to any debt commitment letters (or definitive agreements) related to the Debt Financing, to the Equity Commitment Letter; or (ii) impede or delay the consummation of the Mergers or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company LLC Units and Company Equity-Based Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement or any Transaction Documents.

9.6 Confidentiality. The Buyer Parties and the Company Parties acknowledge that the parties thereto have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. The Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company or its Subsidiaries furnished or made available to the Buyer Parties or their respective Representatives in connection with the Mergers or pursuant to this Agreement (including any information obtained pursuant to Section 6.8) in accordance with the Confidentiality Agreement. By executing this Agreement, each Buyer Party agrees to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto. In addition, in the event of any termination of this Agreement pursuant to Article VIII, it is agreed that, notwithstanding anything to the contrary in the Confidentiality Agreement, any term of the confidentiality and non-use obligations under the Confidentiality Agreement will be deemed to be extended to two years following such termination.

9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreement, the Company Disclosure Letter and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company Disclosure Letter and any exhibits and schedules referred to in this Agreement are “facts ascertainable” (as such term is used in Section 251(b) of the DGCL) and, for purposes of the Laws of the State of Delaware, including Section 251 of the DGCL, are not a part of, and do not form a part of, this Agreement. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement (as modified pursuant to Section 9.6) will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Company Merger Effective Time and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.8 Third-Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement, except (a) as set forth in or contemplated by Section 6.10 and this Section 9.8; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then, the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock, Company LLC Units and Company Equity-Based Awards (which the Buyer Parties (on behalf of themselves and the Parent Related Parties) acknowledge and agree may include damages based on a decrease in the value of Company Common Stock and Company LLC Units or lost premium); (c) if the Buyer Parties wrongfully terminate or willfully breach this Agreement, then, the Company Parties may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock, Company LLC

Units and Company Equity-Based Awards (which the Buyer Parties (on behalf of themselves and the Parent Related Parties) acknowledge and agree may include damages based on a decrease in the value of Company Common Stock and Company LLC Units or lost premium); and (d) from and after the Closing, the rights of the holders of shares of Company Common Stock, Company LLC Units and Company Equity-Based Awards to receive the consideration set forth in Article II; and (e) each Debt Financing Source shall be a third-party beneficiary of, to the extent that it relates to the Debt Financing Sources, Section 9.3, Section 9.5(b), Section 9.8(e), Section 9.11, Section 9.12(b), Section 9.13, Section 9.16 and the related definitions used in any of the foregoing. The rights granted pursuant to clause (b) and clause (c) of the second sentence of this Section 9.8 will only be enforceable on behalf of the holders of shares of Company Common Stock, Company LLC Units and Company Equity-Based Awards by the Company, in its sole and absolute discretion, as agent for such holders, and any and all interests in such claims will attach to such securities and subsequently transfer therewith and, consequently, any amounts recovered or received by the Company Parties with respect to such claims may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company Parties to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company Parties in any manner that the Company deems fit. The provisions of Section 8.3(e) will inure to the benefit of the respective Company Related Parties and Parent Related Parties, each of whom is intended to be a third-party beneficiary thereof with full rights of enforcement.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative; No Limitation on Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) Irreparable Damage. Irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur if the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Mergers) in accordance with their terms or otherwise breach any such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement (including specific performance or other equitable relief in favor of the Company Parties to cause the Buyer Parties to perform any obligations required of them and to enforce their rights under the Equity Commitment Letter (or for the Company Parties to directly enforce the obligation of the Sponsors to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter) and to cause the Buyer Parties to consummate the Mergers); (B) the provisions of Article VIII and the availability of monetary damages, the Financing Reimbursement Obligations or the Termination Fee, as applicable, are not intended to and do not adequately compensate the Company Parties, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Mergers and without that right, no Party would have entered into this Agreement. Without limiting the foregoing, the Parties acknowledge and agree that, if monetary damages or other amounts are payable by the Buyer Parties to the Company Parties as a result of, or following, any breach or termination of this Agreement, the Company Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to specific performance or other equitable relief to cause the Buyer Parties to perform any obligations required of them and to enforce their rights under the Equity Commitment Letter (or for the Company Parties to directly enforce the obligation of the Sponsors to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter) for the purpose of paying such monetary damages or other amounts.

(ii) No Objections; Cooperation. The Parties will not raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company Parties, on the one hand, or the Buyer Parties, on the other hand; and (B) the specific performance of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party will seek and agree to, and use its reasonable best efforts to cooperate with the other Parties in seeking, an expedited schedule in any Legal Proceeding seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Termination Date.

(iii) Tolling of the Termination Date. Notwithstanding anything to the contrary in this Agreement, if any Party initiates a Legal Proceeding to (A) prevent breaches (or threatened breaches) of this Agreement or the Equity Commitment Letter, or both or (B) enforce specifically this Agreement or the Equity Commitment Letter, or both, then, in each case, the Termination Date will be automatically extended by (1) the amount of time during which such Legal Proceeding is pending plus 10 Business Days or (2) such other time period established by the court presiding over such Legal Proceeding.

9.11 Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.

9.12 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to this Agreement, the Mergers and the Equity Commitment Letter, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Equity Commitment Letter or the Mergers; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Equity Commitment Letter or the Mergers will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Equity Commitment Letter or the Mergers in any court other than the Chosen Courts. Each Buyer Party and Company Party agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether at law or in equity, whether in contract or in tort or otherwise, brought against the Debt Financing Sources arising out of, or relating to, the Mergers, the Debt Financing, any debt commitment letter (or definitive agreements) related to the Debt Financing, or the performance of services thereunder, will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any debt commitment letter (or definitive agreements) related to the Debt Financing will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York. Notwithstanding anything to the contrary in this Agreement, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any representations and warranties of the Company set forth in this Agreement and the performance by the Company Parties of its covenants in this Agreement, and the satisfaction of any conditions to the obligation of any Party to consummate the Mergers as a result thereof; and (C) the determination of whether the Mergers have been consummated in accordance with the terms of this Agreement will, in each case, be governed and construed in accordance with the Laws of the State of Delaware.

9.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS, THE EQUITY COMMITMENT LETTER OR THE EQUITY FINANCING OR THE DEBT FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

9.15 No Limitation of Representations, Warranties, Covenants or Conditions. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

9.16 Non-Recourse. Each Party agrees, on behalf of itself and its Related Parties, that all Legal Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the Transaction Documents or the Mergers (including the Equity Financing); (b) the negotiation, execution or performance of this Agreement or any of the Transaction Documents; (c) any breach or violation of this Agreement or any of the Transaction Documents; or (d) any failure of the Mergers to be consummated, in each case, may be made only (i) against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents; and (ii) in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each Party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the Transaction Documents or in connection with the Mergers will be sought or had against any Person not expressly identified as a party to this Agreement or such Transaction Document, as applicable, and no other Person, including any Related Party, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in clauses (a) through (d), it being acknowledged and agreed that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in clauses (a) through (d), in each case, except for claims that the Company Parties or the Buyer Parties, as applicable, may assert: (A) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (B) against the Sponsors in accordance with the terms and conditions of the Equity Commitment Letter, including for specific performance of the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter; or (C) against the Company Parties and the Buyer Parties solely in accordance with, and pursuant to the terms and conditions of, this Agreement. In addition, in furtherance and not in limitation of the foregoing, it is agreed that no Debt Financing Source shall have liability to any Company Party or Company Related Party relating to or arising out of this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that no Company Party or Company Related Party shall bring or support any legal action against any of the Debt Financing Sources relating to or in any way arising out of this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; provided that, notwithstanding anything to the contrary in this Section 9.16, nothing in this Section 9.16 shall in any way affect any Party’s or any of their respective Related Parties’ rights and remedies under any binding agreement to which a Debt Financing Source is a party.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

ONWARD ACQUIRECO, INC.

By:	/s/ Alan Cline
Name: Alan Christopher Cline
Title: Authorized Signatory

ONWARD MERGER SUB 2, LLC

By:	/s/ Alan Cline
Name: Alan Christopher Cline
Title: Authorized Signatory

ONWARD MERGER SUB, INC.

By:	/s/ Alan Cline
Name: Alan Christopher Cline
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

The Parties are signing this Agreement on the date stated in the introductory clause.

ONESTREAM, INC.

By:	/s/ Thomas Shea
Name: Thomas Shea
Title: Chief Executive Officer

ONESTREAM SOFTWARE LLC

By:	/s/ Thomas Shea
Name: Thomas Shea
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]